UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      UNDER
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              C&T Enterprises, Inc.
                            1775 Industrial Boulevard
                               Lewisburg, PA 17837

                   Claverack Rural Electric Cooperative, Inc.
                                   RR 2 Box 17
                                 Wysox, PA 18854

                   Tri-County Rural Electric Cooperative, Inc.
                              22 North Main Street
                               Mansfield, PA 16933

                         Wilderness Area Utilities, Inc.
                              22 North Main Street
                               Mansfield, PA 16933

             (Name of company filing this statement and addresses of
                          principal executive offices)

                                     (NONE)

 (Name of top registered holding company parent of each applicant or declarant)

                           William D. DeGrandis, Esq.
                    Paul, Hastings, Janofsky & Walker, L.L.P.
                                   Tenth Floor
                          1299 Pennsylvania Ave., N.W.
                           Washington, D.C. 20004-2400
                                  202-508-9500

                   (Names and addresses of agents for service)

        Pursuant to Rule 20 of Part 250 of the Rule and Regulations of the Securities and Exchange Commission ("Commission"), C&T Enterprises, Inc. ("C&T"), Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), Claverack Rural Electric Cooperative, Inc. ("Claverack") and Wilderness Area Utilities, Inc. ("Wilderness", and collectively, the "Applicants") hereby jointly submit this Form U-1 application. The Applicants request that approval be effective as of January 1, 2004 for accounting and tax purposes.

Item 1. DESCRIPTION OF ACQUISITION

        A. Introduction

        This Application/Declaration seeks approvals relating to the proposed acquisition of the stock ("Stock Acquisition") of Wellsboro Electric Company ("Wellsboro"), a Pennsylvania public utility, by C&T, an exempt public utility holding company. The Stock Acquisition will be accomplished through the acquisition of the stock of Wilderness, an exempt public utility holding company and the parent of Wellsboro, and the simultaneous transfer of Wellsboro's stock from Wilderness to C&T. In this Application/Declaration, "Transaction" will be used to refer to the Stock Acquisition. Wellsboro will continue to own and operate its respective assets. Wellsboro will continue to be subject to the regulation of the Pennsylvania Public Utility Commission (the "Pa PUC"). The purpose of the Transaction is to transfer Wellsboro, a wholly-owned, indirect subsidiary of Tri-County, to C&T.

        C&T was formed by two rural electric cooperatives organized and operating primarily in the Commonwealth of Pennsylvania, Tri-County and Claverack. Tri-County and Claverack provide service to a small percentage of retail electric customers in bordering counties of New York. C&T currently owns all of the stock of two Pennsylvania public utility companies, Citizens Electric Company ("Citizens") and Valley Energy ("Valley"). By Commission Order issued February 8, 1999, C&T was authorized to purchase the stock of Citizens and was exempted, pursuant to Section 3(a)(1) the Public Utility Holding Company Act of 1935 (the "Act"), from all provisions of the Act, except for Sections 9(a)(2) and 10 of the Act. By Commission Order issued October 31, 2002, C&T was authorized to purchase the stock of Valley and was exempted, pursuant to Section 3(a)(1) the Act, from all provisions of the Act, except for Sections 9(a)(2) and 10 of the Act. Effective January 1, 2003 C&T became the sole shareholder of Susquehanna Energy Plus, Inc. ("Susquehanna Energy"), a non regulated, non utility petroleum products distribution company. Prior to January 1, 2003, Susquehanna Energy was a wholly-owned subsidiary of Claverack.

        Tri-County currently owns all the stock of Wilderness, an exempt public utility holding company. Both Tri-County and Wilderness were granted Section 3(a)(1) exemptions by the Commission as a result of a prior transaction. Tri-County Rural Electric Cooperative, Inc., et. al., Pub. Util. Holding Co. Act Rel. No. 26167, 1994 SEC LEXIS 3697 (Nov. 22, 1994). Wilderness' sole subsidiary is Wellsboro. Following the Stock Acquisition, Wilderness will become an inactive corporation and C&T will remain an exempt holding company under Section 3(a)(1) of the Act and exempt from all provisions of the Act except Section 9(a)(2).

        The Stock Acquisition is expected to produce substantial benefits to the public served by all involved entities, to investors and to consumers, and meets all applicable standards of the Act. Among other benefits, Tri-County and Claverack believe that the Stock Acquisition will allow the shareholders of each of the companies to participate in a larger, financially stronger company that, through a combination of the equity, management, human resources and technical expertise of each supporting company:

        i. Will be able to achieve increased financial stability and strength;

        ii. Will be able to achieve greater opportunity for earnings growth;

        iii. Will experience a reduction of overall operating costs;

        iv. Will achieve efficiencies of operations;

        v. Will experience the improved ability to use new technologies;

        vi. Can implement better use and management of facilities for the benefit of customers;

        vii. Will achieve a potential for greater retail and industrial sales;

        viii. Will see diversity and improved capability to make wholesale purchases and possible sales;

        ix. Will allow for maintenance of competitive rates, or an achievement of rates that will be lower than they would be in the absence of the Stock Acquisition which will improve Citizens', Wellsboro's and Valley's ability to meet the challenges of the increasingly competitive environment in the converging electric and natural gas industries;

        x. Will allow for the integration of corporate and administrative functions, limiting duplicative capital expenditures for administrative facilities and information systems, and savings in areas such as legal, auditing and consulting fees;

        xi. Will allow for expanded management resources and ability to select leadership from a larger and more diverse management pool;

        xii. Will allow for greater purchasing power for items such as purchased power and transportation services, and streamlining of inventories;

        xiii. Will allow for increased geographic diversity of services territories, reducing exposure to local changes in economic, competitive or climatic conditions;

        xiv. Will allow for the entities to continue to play a strong role in the economic development efforts of the communities served by Citizens, Wellsboro, Valley and the two electric cooperatives; and

        xv. Will allow for increased load diversity and the ability to offer a full range of energy services by combining the electric cooperatives,' Citizens' and Wellsboro's electric services with Valley's natural gas service to compete in the combined service territories.

        In this regard, C&T believes that synergies created by the Stock Acquisition will generate substantial cost savings which would not be available absent the Stock Acquisition. C&T has estimated the total dollar value of certain synergies resulting from the Stock Acquisition to be in excess of $0.25 million per year on an annual basis. The shareholders of C&T (Claverack and Tri-County) have approved the Stock Acquisition at their respective shareholder meetings. The Wilderness Board of Directors has also approved the Stock Acquisition.

        Wellsboro has submitted an application to the Pa PUC seeking regulatory approval for the acquisition of stock of Wilderness by C&T and the simultaneous transfer of Wellsboro's stock from Wilderness to C&T. See Exhibit No. D-1. No other regulatory approvals, other than this Commission are deemed necessary.

        Neither Tri-County nor Claverack were required to make any required filings with the Antitrust Division of the United States Department of Justice (the "DOJ") or the Federal Trade Commission ("FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Apart from the approval of the Commission under the Act, the foregoing approvals are the only regulatory approvals necessary under the Act. In order to permit timely consummation of the Stock Acquisition and the realization of the substantial benefits it is expected to produce, C&T, Tri-County and Claverack request that the Commission's review of this Application/Declaration commence and proceed as expeditiously as possible.

                1. General Request

        Pursuant to Sections 9(a)(2) and 10 of the Act, C&T requests authorization and approval to acquire all of the common stock of Wellsboro through the acquisition of the stock of Wilderness, the parent of Wellsboro. The Applicants request approval of the acquisition of the stock pursuant to Section 9(a)(2) of the Act since C&T, Citizens, Wellsboro and Valley will be considered affiliates under the Act once the transaction is consummated. Tri-County and Claverack request that the Commission continue the exemptions previously granted to Tri-County and Claverack as exempt holding companies under Section 3(a)(1) of the Act. C&T requests that the Commission continue to declare C&T an exempt holding company pursuant to Section 3(a)(1) of the Act which exemption would leave C&T free from all Commission regulation except Section 9(a)(2) of the Act.

                2. Overview of the Acquisition

        Tri-County and Claverack have decided to consolidate the operations of all utility related subsidiaries under C&T for a variety of reasons, including but not limited to anticipated corporate tax efficiencies, operational advantages and cost savings. Tri-County will transfer ownership of the Wilderness stock to C&T. Wilderness will then transfer ownership of the Wellsboro stock to C&T, and Wilderness will become an inactive corporation. Claverack transferred it's ownership of Susquehanna Energy which provides unregulated energy services (i.e., propane, fuel oil, gasoline) to C&T, to ensure that Claverack is making a contribution equivalent to the one that Tri-County is making by the transfer of Wilderness/Wellsboro. At this time, Tri-County and Claverack do not anticipate that any additional compensation will be exchanged to implement the stock acquisitions.

        At the conclusion of the Stock Acquisition activities described herein, C&T will own 100% of the stock of Wellsboro. Wellsboro shall then be one of three operating public utility subsidiaries of C&T.

        As a result of the Stock Acquisition, there will be no change in the ownership interests of either Valley or Citizens. All of the outstanding common stock of Valley and Citizens will continue to be owned by C&T.

        After the Stock Acquisition, C&T will continue to be a subsidiary of both Tri-County and Claverack. These two rural electric cooperatives shall continue to be the sole shareholders of the stock of C&T. On May 28, 1998, Tri-County and Claverack executed a Partnership Agreement to define their respective investment and ownership interests in C&T (the "Partnership Agreement"). Pursuant to the Partnership Agreement, Tri-County and Claverack each own 50% of the issued shares of C&T. The management of the affairs of C&T will continue to be vested in a Board of Directors elected jointly by Tri-County and Claverack.

        Once regulatory approval is obtained, Wilderness will transfer up to $5.4 million in long-term debt to C&T that Wellsboro currently owes to Wilderness. The long-term debt was used by Wellsboro to fund capital projects. The transfer of the long term debt to C&T has been approved by the PA PUC. In addition, Wilderness will refinance with C&T its $13.2 million of debt owed to the National Rural Utilities Cooperative Finance Corporation ("CFC"), consisting of the $5.4 million incurred by Wellsboro and approximately $9 million in acquisition debt incurred when Wilderness purchased Wellsboro. Finally, C&T will finance the $13.2 million with The National Cooperative Services Corporation ("NCSC").

        The Partnership Agreement provides that no additional capital stock shall be issued in C&T or Citizens without the seventy-five percent (75%) majority approval of C&T's Board of Directors. Tri-County and Claverack agree that their shares of C&T stock or Citizens' stock shall not be sold by the cooperatives or C&T to a third party without the stock being first offered to the other cooperative. The offeree cooperative shall have sixty (60) days to match any good faith offer for the other cooperative's shares of stock. If this right of first refusal is not exercised within sixty (60) days, then the offeror cooperative is free to sell its shares to the third party. This Partnership Agreement contains the typical warranties and representations and is subject to all necessary regulatory approvals.

        Upon consummation of the Stock Acquisition, C&T's operating subsidiaries shall be Citizens, Valley, Wellsboro and Susquehanna Energy. C&T shall not have any other subsidiaries, operating or otherwise. The following organizational chart shows the corporate structure of the Applicants (the states in which each entity operates is indicated in the parenthetical) as it currently stands:


                        -------------           --------------
                        | Claverack |           | Tri-County |\
                        | (PA & NY) |           | (PA & NY)  | \
                        -------------           --------------  \
                                  |                 |            \
                           -------------------------------      --------------
                           |       C&T Enterprises       |      | Wilderness |
                           | (PA) (SEC File No. 70-9361) |      |    (PA)    |
                           -------------------------------      --------------
                                 |           |          |             |
                                 |           |          |             |
                      ---------------- ------------ -------------  -------------
                      | Susquehanna  | | Citizens | |  Valley   |  | Wellsboro |
                      | Energy d/b/a | |   (PA)   | | (PA & NY) |  |   (PA)    |
                      | Tioga Energy | ------------ -------------  -------------
                      |  (PA & NY)   |
                      ----------------
                             |
                             |
                      -----------------
                      | Tioga Propane |
                      |   (PA & NY)   |
                      -----------------

        The following organizational chart shows the corporate structure of the Applicants (the states in which each entity operates is indicated in the parenthetical) as it would stand after this transaction described herein is consummated:


                                -------------          --------------
                                | Claverack |          | Tri-County |
                                | (PA & NY) |          | (PA & NY)  |
                                -------------          --------------
                                  |                        |
                                   -------------------------------
                                   |       C&T Enterprises       |
                                   | (PA) (SEC File No. 70-9361) |\
                                  /------------------------------- \
                                 /           |          |           \
                                /            |          |            \
                      ---------------- ------------ -------------  -------------
                      | Susquehanna  | | Citizens | |  Valley   |  | Wellsboro |
                      | Energy d/b/a | |   (PA)   | | (PA & NY) |  |   (PA)    |
                      | Tioga Energy | ------------ -------------  -------------
                      |  (PA & NY)   |
                      ----------------
                             |
                             |
                      -----------------
                      | Tioga Propane |
                      |   (PA & NY)   |
                      -----------------


        B. Description of the Parties to the Acquisition

                1. General Description

                        a. Tri-County

        Tri-County is a rural electric cooperative rendering retail electric service only to the residents of Pennsylvania's Northern Tier. Its service area encompasses the following Pennsylvania counties: Bradford, Cameron, Clinton, Lycoming, McKean, Potter and Tioga. Tri-County was incorporated as a rural electric cooperative in 1936. Tri-County is engaged in rendering electric utility service to the public in the above territory. As of December 31, 2002, Tri-County provided retail electric service to approximately 17,900 customers in an area encompassing 4,484 square miles in the geographical territory noted above. A map of Tri-County's service territory is attached hereto as Exhibit E-1. Tri-County also serves a very small percentage of customers in bordering counties of New York.

        Tri-County is not subject to utility style regulation by any state or federal agency. It is specifically exempted from any regulation by the Pa PUC pursuant to the Pennsylvania Electric Cooperative Corporation Act, 15 Pa. C.S.
Section 7301. Tri-County, however, is regulated by its member-elected Board of Directors and its operations are overseen by the United States Department of Agriculture's Rural Utilities Services' Division. Tri-County's principal executive office is located at 22 North Main Street, Mansfield, Pennsylvania 16933. A copy of its Certificate and Articles of Incorporation are incorporated herein by reference and attached hereto as Exhibit A-1.

        Tri-County has two subsidiaries, Wilderness, an exempt public utility holding company and C&T. Wilderness is a Pennsylvania corporation incorporated on March 10, 1994. In turn, Wilderness has one operating subsidiary, Wellsboro ("Wellsboro"), a Pennsylvania corporation. Wellsboro is a public utility company subject to regulation by the Pa PUC. There are no other companies within the holding company structure of Wilderness. As of December 31, 2002, Wellsboro had $7.3 million in revenue generated solely from electric service rendered to approximately 5,700 customers in a 266 square mile service territory lying wholly within the Commonwealth of Pennsylvania. Wellsboro's revenues are not expected to materially change in the future. Wellsboro's net income for the year ending December 31, 2002 was $72,766.

        For the year ended December 31, 2002, Tri-County had electric operating revenues of approximately $19.1 million on a non-consolidated basis. The assets of Tri-County were approximately $43 million in identifiable electric utility property, plant and equipment and approximately $16 million in other corporate assets. Tri-County's revenues and asset levels are not expected to materially change in the future. Tri-County's net income for the year ending December 31, 2002 was $365,994.

        A more detailed summary of financial information concerning Tri-County is contained in its Consolidated Financial Statements for the year ended December 31, 2002 which is incorporated herein by reference and attached hereto as Exhibit FS-1.

                        b. Claverack

        Claverack also is a rural electric cooperative incorporated under the Pennsylvania Electric Cooperative Corporation Act. It was incorporated in 1936. As of December 31, 2002, it rendered service to approximately 17,200 customers in an eight county region in north central and northeastern Pennsylvania. Its service territory is primarily limited to the Commonwealth of Pennsylvania. Claverack also serves a small percentage of customers in bordering counties of New York. The New York sales are all a result of four metering points where electricity is sold to New York State Electric & Gas Co. for resale to New York consumers near the Pennsylvania/New York border. Claverack's service territory is approximately 1,820 square miles. A map of Claverack's service territory is attached hereto as Exhibit E-1.

        Like Tri-County, Claverack is not subject to utility regulation by any state or federal agency. It too is specifically exempted from regulation by the Pa PUC. Claverack's operations, however, are regulated by its member-elected Board of Directors. Claverack's operations also are overseen by the United States Department of Agriculture's Rural Utilities Services' Division. Its Certificate and Articles of Incorporation are incorporated herein by reference and attached hereto as Exhibit A-2. Claverack's principal executive office is located at RR 2 Box 17, Wysox, Pennsylvania 18854.

        For the year ended December 31, 2002, Claverack's operating electric revenues were approximately $21.1million on a non-consolidated basis. Its assets at December 31, 2002 were approximately $57 million consisting of approximately $44 million in identifiable electric utility property, plant and equipment and approximately $13 million in other corporate assets. Claverack's revenue and asset levels are not expected to materially change in the future. Claverack's net income for the year ended December 31, 2002 was $1,569,554.

                        c. C&T

        C&T is a Pennsylvania corporation incorporated on July 9, 1998 pursuant to the Pennsylvania Business Corporation Law. Its primary purpose is to hold the common stock of Citizens, Valley, Susquehanna Energy and upon the consummation of the Stock Acquisition, the stock of Wellsboro. C&T is authorized to issue one hundred thousand (100,000) shares of common stock with a par value of $100 per share. One thousand (1,000) shares of C&T's common stock are held by each rural cooperative. C&T's principal place of business is 1775 Industrial Boulevard, Lewisburg, Pennsylvania 17837. A copy of C&T's Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-3.

        C&T's current assets include the stock of Citizens, Valley, Susquehanna Energy and upon consummation of the Stock Acquisition, shall include the stock of Wellsboro. Upon consummation of the Stock Acquisition, C&T will continue to be an exempt public utility holding company operating primarily in the Commonwealth of Pennsylvania with a small portion of service rendered by Valley and Susquehanna Energy in an adjoining and contiguous portion of New York and receiving revenues primarily from its Pennsylvania operations.

        C&T's net income for the year ended December 31, 2002 was $319,595. C&T's operating revenues for the year ended December 31, 2002 were $430,031 and total assets at December 31, 2002 were $30,893,256.

                        d. Citizens

        Citizens was incorporated under the laws of Pennsylvania on June 7, 1911. It is a regulated public utility rendering electric utility service to parts of Union and

Northumberland Counties in central Pennsylvania. As of December 31, 2002, Citizens rendered electrical service to approximately 6,500 customers in an area encompassing 55 square miles.

        Citizens is subject to regulation as a public utility under the Pennsylvania Public Utility Code as to retail electric rates and other matters by the Pa PUC. Citizens is not subject to regulation by any other state or federal agency regulating electric public utility service.

        As of December 31, 2002, Citizens had 139,472 shares of common stock with a $10 par value outstanding and no shares of preferred stock outstanding. Citizens' principal executive office is 1775 Industrial Boulevard, Lewisburg, Pennsylvania 17787. A copy of Citizen's Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-4.

        For the year ended December 31, 2002, Citizen's electric operating revenues were approximately $11.7 million. At December 31, 2002, assets of Citizens were approximately $13.2 million consisting of approximately $5.9 million in identifiable electric utility property, plant and equipment and approximately $7.3 million in other corporate assets. Citizens' revenue and asset levels are not expected to materially change in the future. Citizens' net income for the year ended December 31, 2002 was $402,505. A more detailed summary of information concerning Citizens is contained in its financial report dated December 31, 2002 and incorporated by reference and attached hereto as Exhibit FS-2.

                        e. Wellsboro

        Wellsboro is an investor-owned public utility incorporated in 1894 under the laws of Pennsylvania. It is subject to regulation by the Pa PUC as to rates and terms and conditions of service. Wellsboro is not subject to regulation by any other state or federal agency regulating electric public utility service. Wellsboro is engaged in the business of supplying and selling electricity in parts of Tioga County in north central Pennsylvania. Wellsboro serves approximately 5,700 customers in a 266 square mile territory lying wholly within the Commonwealth of Pennsylvania.

        As of December 31, 2002, Wellsboro had 2,000 shares of common stock authorized of which 1,105.5 shares were outstanding. As of December 31, 2001, Wellsboro had 2,000 shares of preferred stock (4% cumulative) with a $100 par value, authorized of which 1,708 shares are issued and outstanding. At December 31, 2002 Wellsboro's executive office is located at 33 Austin Street, Wellsboro, Pennsylvania, 16901. A copy of Wellsboro's Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-6.

        For the year ended December 31, 2002, Wellsboro's electric operating revenues were approximately $7.3 million. Wellsboro's assets were approximately $8.1 million consisting of approximately $6.2 million in identifiable electric utility property, plant and equipment and approximately $1.9 million in other corporate assets. Wellsboro's net income for the year ended December 31, 2002 was $72,766. Wellsboro's revenue and asset levels are not expected to materially change in the future.

                        f. Wilderness

        Wilderness is an exempt public utility holding company incorporated in 1994 under the laws of Pennsylvania. Its principal place of business is 22 N. Main Street, Mansfield, Pennsylvania 16933. As described above, Wilderness is a subsidiary of Tri-County and Wilderness has one operating subsidiary, Wellsboro. Wilderness was formed for the purpose of acquiring and holding the stock of Wellsboro. There are no other companies within the holding company structure of Wilderness. Upon completion of the Stock Acquisition, Wilderness' one operating subsidiary, Wellsboro, will be transferred to and wholly owned by C&T and Wilderness will become an inactive corporation.

        Wilderness' net income for the year ending December 31, 2002 was $365,005, operating revenue was $150,607, and total assets at December 31, 2002 were $14,189,045 on a non-consolidated basis.

                        g. Valley

        Valley is a public utility that was incorporated in 2000 under the laws of the Commonwealth of Pennsylvania. It is subject to complete and comprehensive regulation by the Pa PUC and the NYPSC as to retail rates, terms and conditions of service, accounting, issuance of securities, transactions with affiliated companies and other matters. Valley is exempted from Federal Energy Regulatory Commission ("FERC") regulation pursuant to Natural Gas Act Section 7(f) Determination described more fully herein, infra. Valley is engaged in the business of selling and distributing natural gas in parts of one Pennsylvania county, Bradford County, in north central Pennsylvania and in portions of two counties in New York, Chemung and Tioga Counties, in south central New York. Valley serves approximately 6,300 retail customers in a 104 square mile territory lying substantially wholly within the Commonwealth of Pennsylvania with the remaining portion in the state of New York. Approximately 5,000 of the customers are located in Pennsylvania with the remaining 1,300 customers located in New York.

        As of December 31, 2002, Valley had 1,000 shares of common stock authorized, issued and outstanding, all of which are held by C&T. Valley's executive office is located at 532 Keystone Avenue, Sayre, Pennsylvania, 18840. A copy of Valley's Certificate and Articles of Incorporation are incorporated by reference and attached hereto as Exhibit A-7.

        Valley's assets were approximately $18 million at December 31, 2002 consisting of identifiable natural gas utility property, plant and equipment, net of depreciation. Valley's revenue and asset levels are not expected to materially change in the future. As of December 31, 2002, total utility revenues were approximately $2,038,841 for the two month period that Valley was under the ownership of C&T. Net income for the same period was approximately $82,465.

                        h. Susquehanna Energy Plus Inc.

        Susquehanna Energy is a Pennsylvania corporation doing business as Tioga Energy. C&T is the sole shareholder of Susquehanna Energy. Tioga Energy generated revenues of approximately $6.8 million for the year ended December 31, 2002. Tioga Energy engages in a number of business activities that are not subject to the jurisdiction of the PA PUC, including the sale of lubricants, fuel oil acquisition and/or delivery to homes and business, gasoline acquisition and delivery to service stations, and the installation and maintenance of HVAC systems. Customers are predominately in Pennsylvania but there are a small number of customers in bordering counties of New York. Tioga Energy also owns Tioga Propane LLC. Tioga Propane LLC sells, delivers and installs propane and propane accessories for residential and business customer in various counties in North Central Pennsylvania. Customers are predominately in Pennsylvania but there are a small number of customers in bordering counties of New York.

                2. Description of Facilities

                        a. Tri-County

                                (1) General

        For the year ended December 31, 2002, Tri-County sold approximately 165,820,403 kWh of electric energy (retail only). The majority of sales occurred in Pennsylvania with a small percentage of sales to New York customers in counties bordering the New York/Pennsylvania border. The following chart shows the small percentage of New York sales compared with the total sales of Tri-County:

--------------------------------------------------------------------------------
                           Active Accounts      KWH Sales            Revenue
--------------------------------------------------------------------------------
                    (data from year ended December 31, 2001)

--------------------------------------------------------------------------------
New York                              60             453,118             59,249
--------------------------------------------------------------------------------
Pennsylvania                      17,915         165,367,285         18,579,067
--------------------------------------------------------------------------------
Total                             17,975         165,820,403         18,638,316
--------------------------------------------------------------------------------
Amount Attributable to
New York                          .00333              .00273             .00317
--------------------------------------------------------------------------------

                                (2) Electric Generating Facilities and Resources

        As of December 31, 2002, Tri-County and its sister rural electric cooperatives in Pennsylvania indirectly own generation and transmission facilities through the Allegheny

Electric Cooperative ("AEC"). Jointly owned by Tri-County, Claverack and the other 12 rural electric cooperatives in Pennsylvania and New Jersey, AEC supplies its member owners with wholesale electric power. AEC obtains wholesale electric power from a pool of several energy suppliers including the New York Power Authority and several public utility companies. AEC also owns and operates a 21 MW hydroelectric plant near Raystown, Pennsylvania. AEC also owns a 10% interest of the 2,100 MW Susquehanna Steam Electric Station located in Berwick, Pennsylvania. The other owner is PPL Electric Utilities which operates the Susquehanna Steam Electric Station nuclear plant. Both the Raystown hydroelectric project and the Susquehanna Steam Electric Station are part of and interconnected with the Pennsylvania-New Jersey-Maryland ("PJM") power grid.

        Tri-County's 2002 noncoincident summer peak load of 34,026 KW occurred in July 2002 and its 2002 winter noncoincident peak load of 44,280 KW occurred in December, 2002.

                                (3) Electric Transmission and Other Facilities

        As of December 31, 2002, Tri-County's indirectly owned transmission system consisted of approximately no circuit miles of 500 kV lines; no circuit miles of 230 kV lines; no circuit miles of 138 kV lines; no circuit miles of 69 kV lines; 13 circuit miles of 46 kV lines; and no circuit miles of 25 kV lines. As of December 31, 2002, Tri-County's directly owned transmission system consisted of 16 circuit miles of 34.5 kV lines. As of December 31, 2002, Tri-County's distribution system consisted of 3,059 circuit miles of 34.5 kV lines and 12 kV lines. As of December 31, 2002, Tri-County's electric transmission and distribution system included 15 transmission pole line miles of overhead lines; no transmission cable miles of underground cables; 3003 distribution pole line miles of overhead lines; and 88 distribution cable miles of underground distribution cables. Tri-County's facilities shall not change as result of the Stock Acquisition.

        AEC and Tri-County are interconnected at various points with the PJM power grid through Penelec, a First Energy company. Tri-County and Claverack are also interconnected through Penelec. The members of PJM together have worked voluntarily for more than 70 years to create the largest "tight" power pool with free-flowing ties. Generally, a tight power pool consists of two or more electric systems which coordinate the planning and/or operation of their bulk power facilities for the purpose of achieving greater economy and reliability in accordance with a contractual agreement that establishes the individual member's responsibilities. See Connectiv, Inc., Pub. Util. Holding Co. Act Rel. No. 26832, 1998 SEC LEXIS 326 (Feb. 25, 1998). Tight power pools have centralized dispatch of generating facilities whereby energy and operating reserves are interchanged among the participant systems and transferred over the facilities owned by the individual participants. Participants have contractual requirements relating to generating capacity and operating reserves, together with specific financial penalties if these requirements are not met. Sufficient transmission capacity is made available to realize the full value of operating and planning coordination. With the support and backing of their regulatory commissions, the PJM members have built an efficient wholesale energy market on a "split savings" energy exchange, the reciprocal sharing of capacity resources and a competitive market and transmission entitlements to import energy. In order to achieve economy and reliability of the system in terms of a bulk power supply, PJM members coordinate the planning and operation of their systems, share installed capacity, share operating reserves to reduce installed generator requirements, and participate in centralized unit commitment, coordinated bilateral contracts and instantaneous real-time dispatch of energy resources to meet customer load requirements throughout the PJM system. Connectiv, supra. Estimates of the savings realized by the PJM Pool range upwards of $1 billion per year.

        As a result of certain restructuring proposals approved by FERC, PJM is now be operated as a spot market oriented control area allowing for the use of bilateral contracts. PJM coordinates planning and operation of the transmission system to deliver energy to its contractual members reliably and economically. The PJM staff centrally forecasts, schedules and coordinates the operation of generating units, bilateral transactions and the spot energy market to meet load requirements. To maintain a reliable and secure electrical system, PJM monitors, evaluates and coordinates the operation of over 8,000 miles of high-voltage transmission lines. Operations are closely coordinated with neighboring control areas, and information is exchanged to enable real-time security assessments of the transmission grid.

        Many of the rules governing the use of the nation's transmission system are changing. In FERC Order No. 888, FERC directed all transmission-owning public utilities to file tariffs that offer comparable open access transmission service to any entity on terms comparable to those offered to the transmitting public utility.

        The members of the PJM submitted a filing on December 31, 1996 with FERC to comply with the requirements of FERC's Order No. 888 applicable to tight power pools. This filing included an Operating Agreement, a Transmission Owners Agreement, a pool-wide PJM Open Access Transmission Tariff and an amended PJM Interconnection Agreement. PJM is now a limited liability corporation which has the capability of expanding its membership base beyond its traditional member company electric public utilities. Such expanded membership includes nonutility power marketers and brokers, and utilities whose retail service territories are outside the PJM's geographic boundaries.

        On February 28, 1997, FERC issued an Order, inter alia, accepting the PJM compliance filing. MidContinent Area Power Pool, et al., 78 FERC Paragraph 61,203 (1997). Subsequently, on June 2, 1997, the PJM's supporting companies submitted a comprehensive filing to restructure PJM. The June 2, 1997 filing included an Amended and Restated Operating Agreement, a Transmission Owners Agreement, a PJM Open Access Transmission Tariff and a Reliability Assurance Agreement Among Load Serving Entities in the PJM Control Area. On November 25, 1997, FERC issued an Order conditionally accepting the proposed Operating Agreement, Open Access Transmission Tariff and Power Pool Agreements. Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC Paragraph 61,257 (1997).

                                (4) Other

        Tri-County owns and occupies a number of office buildings and operating centers in Mansfield, Coudersport, Germania, Westfield, Mainesburg and Liberty, Pennsylvania. In addition, Tri-County owns other property, plant and equipment supporting its electric utility functions.

                        b. Claverack

                                (1) General

        For the year ended December 31, 2002, Claverack sold 177,572,167 kWh of electric energy (retail only). All sales occurred exclusively in Pennsylvania. The majority of sales occurred in Pennsylvania with a small percentage of sales to New York customers who are in counties bordering the New York/Pennsylvania border. The following chart shows the small percentage of New York sales compared with the total sales of Claverack:

--------------------------------------------------------------------------------
                           Active Accounts      KWH Sales            Revenue
--------------------------------------------------------------------------------
                    (data from year ended December 31, 2002)

--------------------------------------------------------------------------------
New York                               4             132,480             13,696
--------------------------------------------------------------------------------
Pennsylvania                      17,234         177,439,687         21,125,533
--------------------------------------------------------------------------------
Total                             17,235         177,572,167         21,139,229
--------------------------------------------------------------------------------
Amount Attributable to
New York                          .00022              7.0007              .0006
--------------------------------------------------------------------------------

                                (2) Electric Generating Facilities and Resources

        As of December 31, 2002, Claverack was one of the rural electric cooperatives referenced in the discussion above regarding Tri-County. Claverack maintains the same ownership interest in the above generating facilities.

                                (3) Electric Transmission and Other Facilities

        Claverack's indirectly owned electric transmission facilities are the same as those referenced for Tri-County above. As of December 31, 2002, Claverack's electrical distribution system consisted of 2,618 circuit miles of 12 kV lines and 4 kV lines. As of December 31, 2001, Claverack's electric distribution system consisted of 2,562 distribution pole line miles of overhead lines; and 56 distribution cable miles of underground electric cables. Like Tri-County, Claverack is interconnected at various points throughout its service territory with the PJM power grid through Penelec, a First Energy Company. Claverack's facilities shall not change as a result of the Stock Acquisition.

                                (4) Other

        Claverack owns and occupies various office buildings and operating centers located in Wysox, Tunkhannock and Montrose, Pennsylvania. In addition, Claverack owns other property, plant and equipment supporting its electric utility functions.

                        c. Citizens

                                (1) General

        For the year ended December 31, 2002, Citizens sold 162,474,856 kWh of electric energy (retail only). All sales occurred exclusively in Pennsylvania.

                                (2) Electric Generating Facilities and Resources

        As of December 31, 2002, Citizens did not own or operate any generating facilities. Its sole source of electrical capacity and energy is through a power purchase agreement with a member of PJM, Reliant Energy Services, Inc.

                                (3) Electric Transmission and Other Facilities

        As of December 31, 2002, Citizens neither owned nor operated any transmission facilities. Citizens' distribution system consists of 201 circuit miles of 12 kV lines. As of December 31, 2002, Citizens' electric distribution system consisted of 169 distribution pole line miles of overhead lines; and 34 distribution cable miles of underground electric cables.

        Citizens is interconnected with the PJM power grid through PPL Electric Utilities.

                                (4) Other

        Citizens owns and occupies an office building and operating center located in Lewisburg, Pennsylvania. Citizens owns other property, plant and equipment supporting its electric utility functions.

                        d. Wellsboro

                                (1) General

        For the calendar year ended December 31, 2002, Wellsboro sold 110,825,729 kWh of electricity. All sales took place exclusively within Pennsylvania.

                                (2) Electric Generating Facilities and Resources

        As of December 31, 2002, Wellsboro did not own any generating assets. Its sole source of electrical energy and capacity were power purchase agreements with nonaffiliated companies.

                                (3) Electric Transmission and Other Facilities

        As of December 31, 2002, Wellsboro did not own any electric transmission facilities. It did own and operate approximately 555 circuit miles of 12 kV and
2.4 kV distribution lines consisting of 535 OH pole line miles of distribution line and 30 UG underground cable miles of underground cable. Wellsboro is connected to the PJM power grid through an interconnection to a PJM member, Penelec, a First Energy company.

                                (4) Other

        Wellsboro owns and occupies an office and operating center located in Wellsboro, Pennsylvania. Wellsboro owns other property, plant and equipment supporting its electric utility functions.

                        e. Valley

                                (1) General

        For the calendar year ended December 31, 2002, Valley sold or transported 3,341,937 mcf of natural gas. The majority of sales occurred in Pennsylvania with a small percentage of sales to New York customers in counties bordering the New York/Pennsylvania border. The following chart shows the small percentage of New York sales compared with the total sales of Valley:

--------------------------------------------------------------------------------
                        Active Accounts    Units Sold (MCFs)       Revenue
--------------------------------------------------------------------------------
                    (data from year ended December 31, 2001)

--------------------------------------------------------------------------------
New York                           1,486             340,349          2,062,095
--------------------------------------------------------------------------------
Pennsylvania                       5,306           3,031,588          7,585,721
--------------------------------------------------------------------------------
Total                              6,792           3,341,937          9,647,816
--------------------------------------------------------------------------------
Amount Attributable to
New York                            .219                .102               .214
--------------------------------------------------------------------------------

                                (2) Natural Gas Facilities and Resources

        As of December 31, 2002, Valley's operating facilities consisted of approximately 10 miles of 8-inch transmission mains and approximately 151 miles of 8-inch and smaller diameter distribution mains. Valley's distribution system possesses one city gate station with Tennessee Gas Pipeline Company where natural gas supplies are delivered for ultimate sale to retail customers. Valley also is interconnected to one Pennsylvania well for supply purposes. Finally, although located on both sides of the borders of Pennsylvania and New York, the Valley facilities are interconnected with each other by less than one mile lengths of 8-inch and 4-inch diameter distribution mains located between Waverly, New York and Sayre, Pennsylvania.

                                (3) Other

        Valley owns and occupies an office and operating center located in Sayre, Pennsylvania. Valley owns other property, plant and equipment supporting its natural gas utility functions.

                3. Nonutility Subsidiaries

                        a. Tri-County

        As of December 31, 2002, Tri-County did not have any nonutility subsidiaries.

                        b. Claverack

        On January 1, 2003, Claverack transferred its ownership interest in its one nonutility subsidiary Susquehanna Energy, a Pennsylvania corporation doing business as Tioga Energy to C&T as part of a corporate restructuring plan. After the completion of the Stock Acquisition, Susquehanna Energy will continue its existing operations and 100% of its stock will be owned by C&T.

                        c. Citizens

        As of December 31, 2002, Citizens did not have any nonutility subsidiaries.

                        d. Wellsboro

        On December 31, 2002, Wellsboro transferred its ownership interest in Tioga Propane LLC its only nonutility subsidiary to Susqehanna Energy Inc. as part of a corporate restructuring plan.

                        e. Valley

        As of December 31, 2002, Valley did not have any nonutility subsidiaries.

        C. Description of the Acquisition

                1. Background and Negotiations Leading to the Acquisition

        Tri-County and Claverack are neighboring and contiguous rural electric cooperatives. They render electric service to approximately 35,000 customers in north central and northeastern Pennsylvania. They have had a variety of working relationships in the past. As a result of the Stock Acquisition, this physical relationship shall not change. Tri-County and Claverack will continue to be interconnected through the PJM interconnect. Likewise, the physical operations of Citizens and Wellsboro will not change and both shall continue to be interconnected to the PJM system.

        In Pennsylvania, Valley will continue to render service in the area that straddles both banks of the Susquehanna River in Bradford County in north central Pennsylvania. The Susquehanna River serves as the approximate physical boundary line separating the contiguous operating territories of Tri-County and Claverack. Thus, Valley's operating territory overlaps a portion of Tri-County's service territory and a portion of Claverack's service territory.

        Upon the advent of passage of electric competition legislation in Pennsylvania in 1997, Tri-County began to explore available strategic opportunities which would enable rural electric cooperatives to prosper and enhance their operations in a competitive electric market evolution. The fruits of that strategic review resulted in the formation of C&T with Claverack, and the subsequent purchase of the stock of Citizens in 1998.

        Following the passage of natural gas competition and restructuring legislation in Pennsylvania in 1999, C&T began in early 2000 to explore additional strategic options for the creation of a complete energy platform capable of offering a full panoply of energy alternatives. It was felt that creation of a full energy delivery platform would allow C&T and its various affiliates and subsidiaries to survive in what was becoming a competitive, total energy services market. Thus, C&T began to explore available options. The acquisition of Valley Energy in 2002 was a result of this strategic initiative.

        In 2002, the Boards of Directors of Claverack and Tri-County created a Joint Partnership Committee to explore ways in which the overall organizational structure could be modified in order to strengthen the relationship between Claverack and Tri-County, strengthen the competitive position of the affiliated companies and optimize cost savings through the use of shared services and economies of scale. The Boards of Directors of Claverack and Tri-County engaged EnerVision, Inc., an Atlanta, Georgia based consulting firm to update a 2000 study which analyzed the ownership transfer of Susquehanna Energy, and Wellsboro to C&T. In October 2002, the Board of Directors of Claverack voted to transfer its ownership of Susquehanna Energy to C&T effective January 1, 2003 and the Board of Directors of Tri-County voted to transfer its ownership in Wellsboro (via the transfer of the stock of Wilderness) to C&T upon regulatory approval.

                2. Acquisition Agreements

        A copy of the Asset Sale Agreement is attached hereto as Exhibit B-1.

        It is contemplated that the current employees of the companies will stay in place upon consummation of the Stock Acquisition.

        The Stock Acquisition is subject to customary closing conditions, including all necessary governmental approvals, including the approval of the Commission.

        This Stock Acquisition and the January 1, 2003 ownership transfer of Susquehanna Energy will result in Claverack and Tri-County's joint ownership of these companies through their joint ownership of C&T. No additional consideration will be exchanged unless Wellsboro is unable to obtain the necessary regulatory approval for the transaction.

        Upon closing of the Stock Acquisition, Wilderness will transfer its stock ownership of Wellsboro to C&T.

        D. Benefit Plans

        Neither C&T, Citizens, Valley nor Wellsboro shall have any type of stock reinvestment plan for the general public. Neither C&T, Citizens, Valley nor Wellsboro shall have any type of stock incentive plan for its employees or officers.

        E. Management and Operations of Wellsboro Following the Stock
Acquisition

        At the consummation of the Stock Acquisition, Craig Eccher, the current President & Chief Executive Officer of Wellsboro, will remain President and Chief Executive Officer of Wellsboro. The Chairman and Vice Chairman of Wellsboro will be elected from the then current pool of directors serving on the Wellsboro Board of Directors.

        Wellsboro will be subject to extensive federal and state regulation governing dealings among its utility and nonutility operations. Accordingly, any management policies adopted by Wellsboro's Board of Directors must adhere to any procedural and substantive recordkeeping, accounting and other requirements imposed by such regulations.

        The Wellsboro Board of Directors will honor all prior contracts, agreements, collective bargaining agreements, and commitments with current or former employees or current or former directors of Wellsboro in accordance with the respective terms of such contracts, agreements and commitments, subject to Wellsboro's right to enforce them in accordance with their terms (including any reserved right to amend, modify, suspend, revoke or terminate them). Further, employee severance packages will comply with the Asset Agreement. However, no reductions in the labor force are anticipated other than through normal attrition.

        Wellsboro will provide charitable contributions and community support within the service area of Wellsboro at levels substantially comparable to the historic levels of charitable contribution and community support provided by the prior Board of Directors within its service area. Indeed, it is contemplated that Wellsboro, upon consummation of the Stock Acquisition, will be able to enhance its involvement in such activities.

        F. Industry Restructuring Initiatives

        On December 3, 1996, Pennsylvania Governor Tom Ridge signed into law the Pennsylvania Electricity Generation Customer Choice and Competition Act, (the "Competition Act"). In the Competition Act, the Pennsylvania General Assembly provided for a comprehensive restructuring of the electric utility industry in the Commonwealth of Pennsylvania. The Competition Act provided for, among other things, the filing of restructuring plans by all regulated public utilities operating in Pennsylvania. The Competition Act also called for the ability of retail customers to choose their electric generation supplier beginning in, on a pilot basis, November 1997. This pilot program was offered to 5% of each electric public utility's existing retail load. The Competition Act also provided for a phase-in to electric generation choice, which period would end on January 1, 2001.

        Under the Competition Act, all components of electric service, which consists of electric generation, transmission services, distribution services, metering and billing, will be required to be unbundled by a date certain. Such unbundled service must be offered to all retail customers on a non-discriminatory basis utilizing unbundled rate components.

        The Competition Act provides that the opportunity for recovery of such costs is contingent upon whether the electric public utilities have appropriately mitigated their level of stranded costs. The Competition Act also contains several rate caps which provide for assurances of capped rates for customers who desire not to engage in the retail electric generation market.

        All electric public utilities in Pennsylvania have filed their electric restructuring plans with the Pa PUC. The Commission has acted finally on all of those plans as of the date of the filing of this Application/Declaration.

        As a companion piece of legislation, the Pennsylvania General Assembly also enacted the Electricity Generation Choice for Customers of Electric Cooperatives Act ("Cooperative Act"). Similar to the Competition Act for Pa PUC regulated electric utilities, the Cooperative Act provides for, among other things, the complete right of electric cooperatives to compete with others in providing electric and other services in the Commonwealth of Pennsylvania. A separate system of electric retail choice was created for electric cooperatives. Rural electric cooperative customers have the right to seek alternative suppliers and rural electric cooperatives in Pennsylvania have the mandatory obligation to provide open and nondiscriminatory access to the electric cooperative's customer base. Finally, the Cooperative Act provides for the payment of stranded costs by a cooperative's departing customers who engage in electric retail choice.

        Subsequently, the Pennsylvania Legislature enacted the Natural Gas Choice and Competition Act of 1999 ("Gas Act"). In the Gas Act, the Pennsylvania General Assembly provided for a comprehensive restructuring of the natural gas utility industry in the Commonwealth of Pennsylvania. The Gas Act provided for, among other things, the filing of restructuring plans by all regulated natural gas public utilities operating in Pennsylvania. The Gas Act also called for the ability of retail customers to choose their natural gas supplier. The Gas Act also provided for a phase-in to natural gas choice, which period would end on January 1, 2001.

        Under the Gas Act, all components of natural gas service, which consists of production, transmission services, distribution services, metering and billing, will be required to be unbundled by a date certain. Such unbundled service must be offered to all retail customers on a non-discriminatory basis utilizing unbundled rate components.

        The Gas Act provides that the opportunity for recovery of stranded costs is contingent upon whether the natural gas public utilities have appropriately mitigated their level of stranded costs. The Gas Act also contains several rate caps which provide for assurances of capped rates for customers who desire not to engage in the retail natural gas market.

        All natural gas public utilities in Pennsylvania have filed their natural gas restructuring plans with the Pa PUC. The Commission has acted finally on all of those plans as of the date of the filing of this Application/Declaration.

Item 2. FEES, COMMISSIONS AND EXPENSES

        The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Stock Acquisition, are estimated as follows:



        Accountants' fees . . . . . . . . . . . . . . . . . . . .               $ 0

        Legal fees and expenses . . . . . . . . . . . . . . . . .     $ 15,000 est.

        Shareholder communication and proxy solicitation  . . . .          $0

        Exchanging, printing and engraving of stock certificates .         $0



        Consulting fees related to the Stock Acquisition . . . . .    $ 16,000 est.

                TOTAL ESTIMATED FEES  . . . . . . . . . . . . . .     $ 31,000 est.


Item 3. APPLICABLE STATUTORY PROVISIONS

        The following sections of the Act and the Commission's Rules thereunder are or may be directly or indirectly applicable to the proposed transaction:



Section of the Act  Transaction to which Section or Rule is or May Be Applicable
------------------  ------------------------------------------------------------

3(a)(1) Continuation of C&T as an exempt public utility holding company; continuation of Claverack as an exempt public utility holding company; continuation of Tri-County as exempt holding companies.

9(a)(2) Acquisition by C&T, Tri-County and Claverack of common stock of Wellsboro.

        To the extent that other sections of the Act or the Commission's Rules thereunder are deemed applicable to the Stock Acquisition, such sections and rules should be considered to be set forth in this Item 3 hereof.

        A. Legal Analysis

        Section 9(a)(2) makes it unlawful, without prior approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate. . .of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definitions set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company, "and" any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."

        Wellsboro is a public utility company as defined in Section 2(a)(5) of the Act. Because C&T directly, and Tri-County and Claverack indirectly, will acquire more than 5% of the voting securities of Wellsboro as a result of the Stock Acquisition, both will become affiliates as defined in Section 2(a)(11)(A) of the Act. As a result of the Stock Acquisition, C&T, Tri-County and Claverack must seek and receive approval of the Commission for the Stock Acquisition under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

        As set forth more fully below, the Stock Acquisition complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

        o The consideration to be paid for the acquisition of the assets and the subsequent Stock Acquisition is fair and reasonable;

        o The Stock Acquisition will not create detrimental interlocking relations or concentration of control;

        o The Stock Acquisition will not result in an unduly complicated capital structure for the C&T system;

        o The Stock Acquisition is in the public interest and the interest of investors and consumers;

        o The Stock Acquisition is consistent with Sections 8 and not detrimental to the carrying out the provisions of Section 11 of the Act;

        o The Stock Acquisition tends toward the economical and efficient development of an integrated electric public utility system and a permitted additional gas public utility system; and

        o The Stock Acquisition will comply with all applicable state laws.

        Furthermore, the Stock Acquisition provides an opportunity for the Commission to follow certain of the interpretive recommendations made by the Division of Investment Management, (the "Division"), in the report issued by the Division in June 1995 entitled "THE REGULATION OF PUBLIC HOLDING COMPANIES" (the "1995 Report"). The Stock Acquisition and requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission and are consistent with the Act prior to the 1995 Report and thus could be approved without any reference to the 1995 Report. A number of direct recommendations contained in the 1995 Report, however, serve to strengthen the Applicants' analysis and support certain requests that would facilitate the creation of a new holding company better able to compete in the rapidly evolving electric utility industry. The Division's overall recommendation that the Commission "act administratively to modernize and simplify holding company regulations. . . and minimize the regulatory overlap, while protecting the interests of consumers and investors" should be used in reviewing this Application/Declaration since, as demonstrated below, the Stock Acquisition will benefit both consumers and shareholders of C&T and the state regulatory authority with jurisdiction over the Stock Acquisition will have approved the Stock Acquisition as in the public interest.

DIVISION OF INVESTMENT MANAGEMENT, SECURITIES AND EXCHANGE COMMISSION, THE REGULATION OF PUBLIC-UTILITY HOLDING COMPANIES, at 2-3 (June, 1995). In addition, as discussed in more detail in each applicable item below, the specific recommendations of the Division with regard to financing transactions, utility ownership, and diversification are applicable to the Stock Acquisition.

        For example, the 1995 Report recommends that the Commission should apply a more flexible interpretation of the integration requirements of the Act. It states that interconnection through power pools, reliability councils and wheeling arrangements and natural gas marketers and brokers can satisfy the physical interconnection requirement of Section 2(a)(29); the geographical requirements of Section 2(a)(29) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected state agrees and the Commission should watchfully defer to the work of other regulators. 1995 Report at 71-77. The Commission has recognized the need to apply the standards of Section 10, and by reference, Section 11(b), in light of the changing realities of the utility industry. There now exists a national policy to promote efficient and competitive energy markets. Participation in energy marketing ventures has been viewed as promoting greater competition. This creation and nurturing of competition extends to both retail and wholesale markets. Eastern Utilities Associates, Pub. Util. Holding Co. Act Rel. No. 26519, 1996 SEC LEXIS 1396 (May 23, 1996).

        The Act directs the Commission to consider the "state of the art" in determining whether the requirements of the Act are satisfied. See definition of "integrated-public utility system" in Section 2(a)(29). The Commission has long recognized that as the industry changes-by means of technological developments and by reason of new laws and regulations, the Commission faces the task of applying the requirements of the Act in light of these changing conditions. Such changes since 1935 have made it possible for ever larger and geographically more diverse companies to satisfy the standards of the Act. Systems that would have been unlikely to receive approval in the past have proven to be not only permitted but in fact made necessary by the evolving state of the art. American Electric Power Company, Inc., Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299 (July 21, 1978). Neither the Act nor what it means have changed, but the means by which utilities can comply with the Act have changed. This case is just such an example as small utilities attempt to survive in a competitive environment through strategic alternatives.

        In recent years, the Commission has emphasized that the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be refashioned from time to time to keep pace with the changing economic and regulatory climates." Union Electric Co., Pub. Util. Holding Co. Act Rel. No. 18368, 45 S.E.C.

489, n.52 (Apr. 10, 1974); Consolidated Natural Gas Company, Pub. Util. Holding Co. Act Rel. No. 26512, 52 S.E.C. 769 (Apr. 30, 1996); Eastern Utilities Associates, Pub. Util. Holding Co. Act Rel. No. 26232, 1995 SEC LEXIS 395 (Feb. 15, 1995).

        In recent decisions the Commission has cited U.S. Supreme Court and Circuit Court of Appeals decisions that recognize that an agency is not required to establish rules of conduct that last forever, but must adapt its polices to the demands of changing circumstances. Consequently, the Commission has attempted to respond flexibly to the legislative, regulatory and technological changes that transform the structure and shape of the utility industry.

        The current state of the art is characterized by the development of competitive wholesale electric supply and natural gas markets resulting from changes in Federal law and regulations and the adoption by states of utility restructuring laws leading to retail customer choice and other changes. In Pennsylvania, the Legislature has enacted public utility restructuring legislation. Pursuant to this legislation, retail customers have a choice in determining who will supply their electrical power and their natural gas supplies. Customer choice, the elimination of the traditional monopoly over the generation aspects of electricity and the supply of natural gas, fundamentally changes the nature of regulation. In this case, both New York and Pennsylvania have implemented policies seeking to provide consumers the benefits of competition.

        As to the current state of the art, the ongoing corporate restructuring of the United Sates utility industry reflects the effects of emerging FERC policy on market based pricing for both natural gas supplies and electrical generation supplies. It also reflects the product of many recent state laws mandating competitive resource procurement, retail electric and natural gas competition. Layered upon these changes are both rapid developments in technology and the emergence and growth of power marketing and energy trading industry, both of which facilitate an efficient and competitive-based market based cost coupled with an ever expanding natural gas retail markets. The cumulative effect of these regulatory, technological and economic changes has dramatically altered the "state of the art" that Congress directed the Commission to consider more than sixty years ago. The Commission must respond realistically to the changes in the utility industry and interpret flexibly each piece of the integration equation. The Commission's staff in its 1995 Report advised the Commission that open access under FERC Order No. 636, wholesale wheeling under the Energy Policy Act of 1992 and the development of an increasingly competitive and interconnected wholesale power market have expanded the means for achieving the interconnection and the economic operation and coordination of utilities with non-contiguous service territories are even more developed now than in 1995.

        The Act was intended, among other things, to prevent the evils that arise "when [the] growth and extension of holding companies bears no relation to [the] economy of management and operation or integration and coordination of related operating properties." 15 U.S.C. 79a(b)(4). The Stock Acquisition promotes economies and coordination of small, related operating properties within a single region in a manner consistent not only under the policies of the Act, but also with the policies of FERC and State regulatory initiatives. Under the Act, the ultimate determination has always been whether, on the facts of a given matter, the proposed transaction will lead to the occurrence of the evils the Act was intended to address. The following analysis will examine each of the requirements of the Act and show that the Stock Acquisition will satisfy all applicable provisions of the Act, will not result in the recurrence of the evils to which the Act is directed and, therefore, should be approved by the Commission.

        Following the Stock Acquisition, C&T believes, for the reasons explained below, that it will still qualify for the intrastate exemption under Section 3(a)(1) of the Act and that Claverack and Tri-County shall qualify under Section 3(a)(1) of the Act, and requests an order granting such exemptions. Under this Section, the Commission must exempt, by rule or order, any holding company if that holding company, and each material public utility subsidiary company from which the holding company derives any material part of its income, are predominately intrastate in character, and carry on their business in the state in which they are organized, unless and except insofar as the Commission finds the exemption detrimental to the public interest or the interest of investors or consumers.

                1. Section 10(b)

        Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless;

        (1) Such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind and to an extent detrimental to the public interests or the interests of investors or consumers;

        (2) In the case of acquisition of securities or assets, the consideration, including all fees, commissions, or other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not unreasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

        (3) Such acquisition will not unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

                        a. Section 10(b)(1)

                                (1) Interlocking Relations

        By its nature, any acquisition results in new links between theretofore unrelated companies. These links, however, are not the types of interlocking relationships targeted by Congress in Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. Congress sought to prevent interlocking directorships among competitors engaged in interstate commerce and was primarily targeted at preventing restrictions that prohibit free and open competition. North American Light and Power Company, et. al., Pub. Util. Holding Co. Act Rel. No. 6153, 1945 SEC LEXIS 863 (Oct. 25,
1945).

        The Stock Acquisition will not result in detrimental interlocking relations. In fact, the current Board of Directors will remain in place. The Board of Directors of Wellsboro is composed of members drawn from the Board of Directors of Tri-County and independent, outside directors. Specifically, Mr. Haldeman, Mr. Calkins, Mrs. Seeley and Mr. Snyder currently members of the Tri-County Board of Directors, will remain on the Wellsboro Board of Directors. It is anticipated that at the conclusion of the Stock Acquisition, the shareholder (C&T) will review the slate of directors on the Wellsboro Board of Directors. Forging such relations is beneficial to the protected interests under the Act and thus are not prohibited by Section 10(b)(1). The Stock Acquisition does not contemplate creating relationships with other far-flung public utilities engaged in interstate commerce or with competitors of each constituent company. The Stock Acquisition shall not inhibit competition as here shall be control exercised only over three small investor-owned public utilities operating in a limited portion of Pennsylvania and an even more limited portion of New York.

                                (2) Concentration of Control

        Section 10(b)(1) is intended to avoid "an excess of concentration in business, "while preserving" opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Company, Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299, 1309 (July 21, 1978). This section of the Act is designed to prevent huge, complex and irrational holding company systems. American Power, supra. When applying
Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corporation, Pub. Util. Holding Co. Act Rel. No. 15958, 43 S.E.C. 693, 700 (Feb. 6, 1968). As
discussed below, the Stock Acquisition will not create a "huge, complex, and irrational holding company system," but rather will provide the opportunity for C&T to achieve economies of scale and efficiencies which are expected to benefit investors and customers. See American

Electric Power, Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299, 1307 (July 21, 1978).

        Size: The Commission has rejected a mechanical size analysis under
Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the economic efficiencies that can be achieved through the integration and coordination of utility operations. See AEP, supra. The Commission in AEP noted that although the drafters of the Act were concerned with bigness as evil, they were aware that combinations of isolated local utilities into an integrated system afforded opportunities for economies of scale, elimination of duplicative facilities and activities, the sharing of production capacity and generally more efficient operations. As discussed above, the Stock Acquisition stems from a corporate restructuring, and does not change in any way the service area of C&T, which serves approximately 12,200 electric customers solely within the Commonwealth of Pennsylvania, and approximately 5,000 natural gas customers in Pennsylvania and another approximate 1,300 natural gas customers New York. Even when combined with the other electric customers served by Tri-County, Claverack, Wellsboro, and Citizens, the total number of electric consumers will not exceed 50,000 customers over a geographic territory encompassing 6,625 square miles or almost 9% of the Commonwealth of Pennsylvania and 6,300 natural gas customers in a 144 square mile area predominately located in north central Pennsylvania. On a pro forma basis, for the year ended December 31, 2002, the combined assets of Claverack, Tri-County, Wellsboro, Citizens' and Valley would be approximately $160 million; the combined operating revenues of Tri-County, Claverack, Citizens, Wellsboro, and Valley would be approximately $69 million. Neither Wellsboro, Citizens, Tri-County nor Claverack will own any generating capacity or generating facilities. C&T clearly will not exceed the economies of scale that can be achieved from modern electric generation and transmission technologies on the one hand and modern gas transportation technologies on the other hand.

        By comparison, the Commission has approved a number of acquisitions involving significantly larger operating utilities. See, e.g., Cinergy Corporation, Pub. Util. Holding Co. Act Rel. No. 26146, 57 S.E.C. 2353 (Oct. 21,
1994) (combination company whose combined assets at time of acquisition was approximately $7.9 billion); Entergy Corporation, Pub. Util. Holding Co. Act Rel. No. 25952, 51 S.E.C. 869 (Dec. 17, 1993) (combined company whose assets at time of acquisition were in excess of $21 billion); Northeast Utilities, Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427 (Dec. 21, 1990) (company whose combined assets at time of acquisition was approximately $9 billion); Centerior Energy Corporation, Pub. Util. Holding Co. Act Rel. No. 24073, 49 S.E.C. 472 (Apr. 29, 1986) (company whose combined assets at time of acquisition was approximately $9.1 billion); Conectiv, Inc., Pub. Util. Holding Co. Act Rel. No. 26832, 1998 SEC LEXIS 326 (Feb. 25, 1998) (company whose combined assets at time of acquisition was $5.65 billion).

        As noted in the Form U-1 submitted in connection with the Valley acquisition that was approved by the Commission in its October 31, 2002 Order, C&T is an extremely small-sized exempt holding company. C&T's operations do not exceed the economies of scale of current electric generation and transmission technology or natural gas transportation technology or provide undue power or control to Wellsboro, Citizens or Valley and in the region in which they will provide service. Indeed, the neighboring utility to Citizens, PPL Company, serves approximately 1.1 million customers in Pennsylvania. Citizens serves 6,500 customers, which when combined with Wellsboro's 5,700 customers, represent only 0.19% of the Commonwealth of Pennsylvania's approximately 6 million electric customers. Valley's 6,300 natural gas customers represent only 0.25% of Pennsylvania's approximate 2.5 million natural gas customers. Valley provides gas and distribution services to predominately small commercial and residential customers (as well as industrials) subject to regulation by the Pa PUC and the NYPSC. All Pa PUC regulated customers may now purchase gas from alternative suppliers and use Valley's distribution system to transport the gas purchased in the competitive market. Valley does not engage in the sale of natural gas at resale. Valley's share of natural gas at retail is insignificant compared to systems in the region such as Columbia Gas System, Inc., Consolidated Natural Gas Company and UGI Utilities, Inc.

        Efficiencies and Economies: As noted above, the Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., Pub. Util. Holding Co. Act Rel. No. 24073, 49 S.E.C. 472, 475 (Apr. 29, 1986), the Commission stated flatly that "[a] determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all of the circumstances, not on the basis of size alone." In addition, in the 1995 Report, the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the merger or acquisition creates an entity subject to effective state regulatory control and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests.

        Thus, while Congress was concerned with the evils and pitfalls of "bigness," it was also aware that the combination of isolated local utilities into an integrated system provided opportunities for economies of scale, the elimination of duplicative facilities and activities, the ability to share resources and supplies, all in an effort to implement generally more efficient operations. American Electric, supra.

        By virtue of the Stock Acquisition, C&T will be in a position to realize the opportunities for achieving economies of scale, eliminating duplicate facilities and activities, sharing of production capacity and reserves, and generally more efficient operations as more fully described by the Commission in America Electric Power Company, Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299 (July 21, 1978).

Among other things, the Stock Acquisition will enhance the ability of Citizens, Wellsboro and Valley to achieve significant capital expenditure savings through labor cost savings, corporate and administrative efficiencies, and the ability to combine certain administrative functions such as billing and metering. These expected economies and efficiencies from the combined utility operations are described in greater detail below and are projected to result in net savings of more than $500,000 on an annual basis.

        Competitive Effects: Section 10(b)(1) also requires the Commission to consider the possible anticompetitive effects of an acquisition. Entergy, supra. In Northeast Utilities, Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427, 445 (Dec. 21, 1990), the Commission stated that the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." In this case, there is no basis for the Commission to conclude that the Stock Acquisition is likely to have anti-competitive consequences. On the contrary, customers in Pennsylvania and New York will benefit from the Stock Acquisition.

        In prior cases, the Commission has "watchfully deferred" to market power determinations made by the federal antitrust agencies, state commissions and FERC. See, e.g., Sempra Energy, Pub. Util. Holding Co. Act Rel. No. 26890, 1998 SEC LEXIS 1310 (June 26, 1998) (citing City of Holyoke Gas & Electric Dept. v. SEC, 972 F.2d 358, 363 (upholding the "watchful deference" policy)). The Commission has previously applied its watchful deference policy when reviewing mergers that were subject to review by the federal antitrust agencies, but not FERC or state commissions. See TUC Holding Co., et al., Pub. Util. Holding Co. Act Rel. No. 26749, 53 S.E.C. 101 (Aug. 1, 1997). The Commission should follow the watchful deference policy in this case.

        The DOJ and FTC are not reviewing this Stock Acquisition pursuant to the Hart-Scott- Rodino Act because the value of the Stock Acquisition falls below the $50 million threshold for such review. While FERC, DOJ and FTC are not reviewing the Stock Acquisition, the Transaction is being reviewed by one state commission, i.e., the Pa PUC.

        The Pa PUC is also required, pursuant to its electric and natural gas restructuring legislation noted earlier, to monitor competitive conditions in the supply and distribution of electricity and natural gas to retail customers. 66 Pa. C.S. Section 2811(a). In addition, the Pa PUC is required to take steps to prevent anticompetitive or discriminatory conduct and the unlawful exercise of market power by any electric supplier or natural gas supplier. Id. Under this legal authority, the Pa PUC, upon complaint or upon its own motion for good cause shown, must conduct an investigation of the impact of various transactions on the proper functioning of a fully competitive retail electricity and natural gas markets, including the effect of mergers, consolidations, acquisition or disposition of assets or securities of electricity suppliers and local distribution companies, transmission congestion and anticompetitive or discriminatory conduct affecting the retail distribution of electricity and natural gas. 66 Pa. C.S. Section

2811(b). In addition, the Pennsylvania Public Code requires the Pa PUC, in the exercise of its authority that it otherwise would have to approve the acquisition of securities and/or assets of other public utilities, to consider whether the proposed acquisition is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which will prevent retail electricity and natural gas customers in the Commonwealth from obtaining the benefits of a properly functioning and a workable competitive retail electricity and natural gas markets. Finally, the Pa PUC has broad authority to condition the grant of a certificate of public convenience approving Transaction, including the right to correct potential anticompetitive effects. Valley's rates will be subject to the provisions of Gas Act. The Pa PUC possesses full authority to regulate those retail rates. Likewise, the NYPSC retains full authority to regulate the New York portion of the Valley system.

        Thus, Wellsboro, Citizens and Valley shall not possess any market power to extract monopoly rents from its ratepayers. These entities do not possess market power in the production market because it does not own any significant natural gas production assets. In sum, the systems which are the subject of this proceeding do not possess market power.

        Under the current statutory structure in Pennsylvania, three (3) utilities - Citizens, Valley and Wellsboro - will be subject to intense competition for their native load customers. A similar effect will occur in New York where the New York portion of Valley will subject to intense competition for native load from alternative suppliers of natural gas. Because of their small size and unique characteristics, a loss of even a small proportion of their customer load will have significant ramifications upon their revenue streams. All the more reason that size will be critical to survival in a competitive retail electricity and natural gas markets.

        Thus, it is clear that there is effective regulatory control over the proposed Stock Acquisition. The Pa PUC will resolve the issue of market power, if any is found. C&T believes, however, based on the evidence provided above, that the Stock Acquisition will have no impact on its market power in north central Pennsylvania and south central upstate New York. Thus, the Pa PUC will likely make the appropriate finding that this Transaction will have no impact on a competitive market in Wellsboro's service territory.

        [Significantly, the Stock Acquisition has been approved by the Pa PUC. In none of the proceedings before the PaPUC did the commission's staff or other parties raise significant objections based on the assertion that the Stock Acquisition would harm competition. On the contrary, the commission found that the Stock Acquisition would be in the public interest. See Exhibit No. _________.] [Subject to outcome of Pa PUC proceeding].

        For the reasons noted above, the Stock Acquisition will not tend towards interlocking relations or the concentration of control of public utility customers of a kind or to the extent detrimental to the public interests or the interests of investors or customers within the meaning of Section 10(b)(1).

                        b. Section 10(b)(2) -- Fairness of Consideration

        Section 10(b)(2) requires the Commission to determine whether the consideration to be given by C&T to Tri-County in connection with the Stock Acquisition is reasonable and whether it bears a fair relation to investment in the earning capacity of the utility assets underlying the securities being acquired. For the reasons given below, there is no basis in this case for the Commission to make a negative finding concerning the consideration being offered in this Stock Acquisition. The Commission has stated in the past that Section 10(b)(2) does not demand a mathematical equivalence of values for the terms of the exchange. Rather, a voluntary exchange requires some advantages, typically a premium, in order to induce acceptance of an offer. Entergy Corporation, Pub. Util. Holding Co. Act Rel. No. 25952, 51 S.E.C. 869 (Dec. 17, 1993). In its determination as to whether or not the consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission has considered whether the price was decided as a arm's-length negotiations and whether the respective Boards of Directors has approved the transaction. Consolidated Natural Gas Co., Pub. Util. Holding Co. Act Rel. No. 25040, 1990 SEC LEXIS 269 (Feb. 14, 1990). The Commission also considers the opinions of investment bankers. Specifically, the Commission has previously recognized that when the agreed consideration for an acquisition is the result of arms-length negotiations between the managements of the companies involved, supported by opinions of financial advisors, there is persuasive evidence that the requirements of Sections 10(b)(2) have been satisfied. See Entergy Corporation, et al., 51 SEC 869 at 879 (Dec. 17, 1993); The Southern Company, et al., Pub. Util. Holding Co. Act Rel. No. 24579, 1998 SEC LEXIS 311, *8 (Feb. 12, 1988).

        The organizational restructuring was the product of extensive and vigorous arms-length negotiations between the management, financial and legal advisors of C&T, Claverack and Tri-County. These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies. Finally, the terms of the agreement were subject to approval by both companies' Boards of Directors.

        In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Stock Acquisition, C&T believes that the reorganization falls within the range of reasonableness and that the consideration for the Stock Acquisition bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of Wellsboro.

                        c. Section 10(b)(2) -- Reasonableness of Fees

        C&T believes that the overall fees, commissions, and expenses incurred and to be incurred in connection with the Stock Acquisition are reasonable and fair in light of the size and complexity of the Stock Acquisition relevant to the transaction and the anticipated benefits of the Stock Acquisition to the public investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

        As set forth in Item 2 of this Application/Declaration, C&T anticipates it will incur a total of approximately $31,000 in fees, commissions and expenses in connection with the Stock Acquisition. This number pales in light of the recent mergers and other acquisitions approved by the Commission.

                        d. Section 10(b)(3) -- Capital Structure

        Section 10(b)(3) requires the Commission to determine whether the acquisition will unduly complicate C&T's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of C&T's system.

        The capital structure of C&T will not be unduly complicated nor will it be detrimental to the public interest, the interests of investors or consumers or the proper functioning of C&T's system. In fact, the Stock Acquisition will simplify C&T's capital structure. As described in Item 1.A.2., C&T will have only one class of common stock. It shall not have any preferred stock issued to the general public. At the time of formation, C&T shall not have any debt. As a result, C&T's capital structure will simply consist of the common stock.

        C&T will hold as its sole assets, all of the stock of Citizens, Susquehanna Energy, Valley and Wellsboro.

        Wellsboro will operate as one corporate entity.

        The following chart illustrates Wellsboro's projected net income on a pro forma basis. Some internal restructuring of the long-term debt currently held by Wilderness and Wellsboro is being done. There is no overall increase in the total debt.

        -----------------------------------------------------------
                   Wellsboro Electric Company
                   Pro-Forma Net Utility Income Illustration

                         2002             $72,766
                         2003            ($115,000)
                         2004            ($88,000)
                         2005             $111,000
                         2006             $61,000
        -----------------------------------------------------------


        The following charts show the effect of the transaction on C&T's capital structure. While a historical summary of the capital structure does not exist, set forth below are summaries of the capital structures (excluding short-term debt) of C&T and Wellsboro as of December 31, 2002 and the pro forma consolidated capital structure of C&T as of the same date:

   Section 10b3 Capital Structure
   The following table illustrates the Consolidated C&T capital structure post-transaction. This includes Wellsboro and Susquehanna Energy.
--------------------------------------------------------------------------------
                              C&T Enterpriss, Inc.
            Pro-Forma Capital Structure Illustration as of 12/31/02
                                  000s omitted

                                          Susquehanna
                    C&T*        Wellsboro (SEP)         Total

Common/Preferred        6401        125     5784            12310
Stock

Other Equities          -180        1580   -3581            -2181

Total Equities          6221        1705    2203            10129

Long Term Debt         20398       11664     206            32268

Debt/Equity Ratio        31%

*In this illustration, C&T includes Citizens Electric and Valley Energy

--------------------------------------------------------------------------------


C&T's consolidated equity capitalization meets the customary 30% level. See Northeast Utilities, Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427,
n.47 (Dec. 21, 1990). However, this depiction is not a true measure of the Applicants' financial strength. The Commission has recognized that compelling circumstances such as exist in the instant matter may warrant our approval of a consolidated equity capitalization below the customary 30% level. See, e.g., id. (authorizing equity capitalization level of 27.6%); Eastern Utils. Assocs., Pub. Util. Holding Co. Act Rel. No. 24879, 49 S.E.C. 1131 (May 5, 1989) (equity capitalization level of 28.9%).

        The Act's concern with complicated capital structures focuses on the use of an inordinate number of different securities having different preferences, dividends, voting rights and other special characteristics and the resulting difficulty in understanding the factors determining the performance of a security and voting control of the issuer. Section 1(b)(1) identifies utilities' securities being "issued upon the basis of fictitious or unsound asset values having no fair relation to the sums invested in or the earning capacity of the properties and upon the basis of paper profits from inter- company transactions, or in anticipation of excessive revenues from subsidiary public utility companies" as abusive. Section 1(b)(3) of the Act highlights problems resulting "when control of [utility holding company] companies is exerted through disproportionately small investment" (i.e., pyramiding).

        The primary objective of Section 10(b)(3) and Section 11(b)(2) is to prevent an unfair allocation of actual voting power in utility holding companies through an unduly complicated capital structure. Indeed, earlier decisions of the Commission interpreting the standards of Section 10(b)(3) and Section 11(b)(2) focus primarily on publicly held minority stock interests.

        Section 10(b)(3) and Section 11(b)(2) were designed to eliminate the abuse of holding company structures that predated the adoption of the 1935 Act. These provisions were needed at that time given the immature nature of other federal securities or law protections available to investors. In the 1995 Report, the Staff extensively discussed the greater access to information and advances in accounting and recordkeeping requirements that have developed since the adoption of the Securities Act of 1933 and the Securities Exchange Act of 1934. Given these advances, there is no concern that the issuance of the stock will unduly complicate C&T's capital structure.

        It is anticipated that the regulatory environment in which Citizens, Wellsboro and Valley will be conducting their respective utility operations following the Stock Acquisition, will help to ensure that dealings between these regulated electric and natural gas utility businesses and C&T, and will be appropriate under the foregoing standard. The Pennsylvania Public Utility Code and the New York Public Service Law both provide for regulatory oversight of certain intercompany transactions and other fiduciary matters that may relate to the stock. Citizens and Wellsboro will continue to be directly subject to comprehensive regulation by the Pa PUC and Valley will subject to the Pa PUC and the NYPSC as to retail rates, terms and conditions of service, accounting practices and audits, purchases and dispositions of utility property, the issuance and assumption of securities, the acquisitions of other utility and nonutility companies, interaffiliates transactions, certain additions and extensions of facilities and in certain other respects.

        The only voting securities of C&T which will be publicly held after the transaction will be the common stock of Citizens, Susquehanna Energy, Valley, and Wellsboro. C&T will have the ability to issue preferred stock but at this time that action is not anticipated.

        Thus, the impact of the Stock Acquisition on C&T's financial position (including capitalization) and its results on operations is not material. It is expected that the Stock Acquisition will benefit the interests of the public, consumers, and investors, and will not lead to a capital structure that impairs the proper functioning of a holding company system or allows for abuses.

        As set forth more fully in Item 3.A.2.(b)(i) (efficiencies and economics), Item 3.A.2.(b)(ii) (integrated public utility system) and elsewhere in this Application/

Declaration, the Stock Acquisition is expected to result in substantial cost savings and synergies, and will integrate and improve the efficiency of the C&T, Tri-County and Claverack utility systems. The Stock Acquisition will therefore be in the public interests and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

                2. Section 10(c)

        Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

        (1) An acquisition of securities or utility assets, or of any other interests, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11, (applicable only to registered holding companies) or

        (2) The acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interests by tending towards the economic and the efficient development of an integrated public utility system.

                        a. Section 10(c)(1)

        Section 10(c)(1) requires that an acquisition be lawful under Section 8 and not detrimental to the carrying out of the provisions of Section 11 of the Act. Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and electric utility serving substantially the same area if state law prohibits it. Upon the consummation of the Stock Acquisition, C&T shall be operating a dual utility system, however, each operating utility renders service in non-contiguous service territories. Section 8, however, is only applicable to registered holding companies and thus is inapplicable to this transaction. In any event, the Stock Acquisition shall be consummated only upon approval received from the various regulatory agencies exercising jurisdiction over the matter. Further, Tri-County and Claverack will not be operating dual utility systems. Additional assurances are expected to be provided in connection with C&T's and Wellsboro's application for approval of the Stock Acquisition. For example, the Pa PUC must find that the transaction does not result in anticompetitive or discriminatory conduct or the unlawful exercise of market power. A favorable finding by the Pa PUC will provide the Commission additional assurances that the requirements of Section 8 of the Act have been met.

        Section 11(b)(1) requires a registered holding company, with limited exceptions, to limit its operations to a single integrated public utility system described above. This Section of the Act permits the acquisition and retention of more that one integrated system only if the requirements of Section 11(b)(1)(A)-(C) are satisfied. Section 10(c)(1), however, does not require that new acquisitions comply to the letter with Section 11. Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999). The

Commission interprets the Act and its integration standards in light of changed and changing circumstances. Sempra Energy, Pub. Util. Holding Co. Act Rel. No. 26971, 53 S.E.C. 1242 (Feb. 1, 1999) (interpreting the integration standards of the Act in light of the developments in the natural gas industry).

        The Commission has consistently recognized that compliance with the standards of Section 11 is not required where the holding company is exempt under Section 3. See Gaz Metropolitan, Inc., Exchange Act Rel. No. 26170, 52 S.E.C. 56 (Nov. 23, 1994). In applying Section 10(c)(1) to an exempt holding company, the Commission focuses upon whether the acquisition would be detrimental to the core concerns of Section 11, namely the protection for the public interest and the interests of investors and consumers. WPL Holdings, Pub. Util. Holding Co. Act Rel. No. 24590, 49 S.E.C. 761 (Feb. 26, 1998), aff'd. in part and rev'd in part sub nom., Wisconsin Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989) (authorizing combination electric and gas exempt holding company); Dominion Resources Inc., Pub. Util. Holding Co. Act Rel. No. 24618, 1988 SEC LEXIS 692 (Apr. 5, 1988) (noting that the "only question" regarding acquisition of additional gas system is impact upon public interest and investors and consumers, and emphasizing that Section 10(c )(1) would bring
Section 11(b)(1) into consideration only if Dominion Resources were not entitled to an exemption); WPS Resources Corp., Pub. Util. Holding Co. Act Rel. No. 26922, 1998 SEC LEXIS 2097 (Sept. 28, 1998); BL Holding Corp., Pub. Util. Holding Co. Act Rel. No. 26875, 1998 SEC LEXIS 970 (May 15, 1998).

        The Commission has also emphasized that an exempt holding company can acquire utility assets that would not, with the acquiring company's existing utility assets, comply fully with the requirements of Section 11(b)(1), provided there is "de facto integration" of contiguous utility properties and the holding company is exempt from registration under Section 3(a) of the Act following the acquisition. TUC Holding Co., Pub. Util. Holding Co. Act Rel. No. 26749, 53 S.E.C. 101 (Aug. 1, 1997); Sempra Energy, Pub. Util. Holding Co. Act Rel. No. 26890, 1998 SEC LEXIS 1310 (June 26, 1998); PP&L Resources, Inc., Pub. Util. Holding Co. Act Rel. No. 26905, 1998 SEC LEXIS 1716 (Aug. 12, 1998).

        The Stock Acquisition is fully consistent with the standards of Section 10(c)(1) of the Act as applied to exempt holding companies. The Stock Acquisition fully complies with the "de-facto integration" requirement standard set forth above even though Wellsboro, Valley and Citizens will remain separate integrated systems. Citizens was found to be a part of an integrated electric utility system in the Commission's order approving the acquisition of Citizens' stock and will remain an integrated electric utility system confined to the Lewisburg area of Pennsylvania. Valley will remain an integrated, single gas public utility confined to Bradford County, Pennsylvania and a small portion of Tioga and Chemung Counties, New York. The Stock Acquisition will combine the electric assets of Wellsboro under the C&T umbrella. The utility service territories of C&T's parents, the indirect holding companies Claverack and Tri-County, overlap completely the service territory of Valley. Thus, the respective service territories of the gas and electric systems will be "overlapping, adjacent, or in close proximity to each other." The Stock Acquisition will combine an electric and gas system producing a combined enterprise that will better serve the needs of its customers and the interests of its investors by offering efficient energy supply and delivery service in a competitive markets. As discussed below, the systems of Wellsboro, Citizens and Valley will be coordinated with respect to a number of operational, administrative and support functions. Such functions being considered include: human resources, payroll, customer service, meter reading, billing, supply chain, fleet, accounting and treasury. Moreover, as noted above, the Stock Acquisition will produce a combined entity that will be able to compete more efficiently and effectively in providing energy service to customers. Further, the Stock Acquisition will not give rise to any of the abuses, such as scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that the Act, including Section 11(b)(1), was intended to address. The Stock Acquisition shall not impede the ability of the Pa PUC or the NYPSC to effectively regulate the respective state utility activities of Wellsboro, Citizens or Valley. Thus, the Commission should find that the Stock Acquisition will not be detrimental to the interest of Section 11, and thereby satisfies the requirements of Section 10(c)(1).

                        b. Section 10(c)(2)

        The Stock Acquisition will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act. Under Section 10(c)(2), the Commission must affirmatively find that the Stock Acquisition "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . .."

        An "integrated public-utility system" is defined in Section 2(a)(29) of the Act, to mean:

               As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: PROVIDED, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

15 U.S.C. Section  79b(29)(B).

        The operations of Wellsboro, when incorporated into C&T's, combined with Valley and Citizens, will constitute an integrated utility system within the meaning of Section 2(a)(29)(B) of the Act.

                                (1) Single Area of Region

        The retail electric service areas of Wellsboro are a contiguous system.

                                (2) State of the Art

        Any determination of the appropriate size of the "area or region" calls for consideration of the "state of the art" in the electric industry. In this regard, the "state of the art" in the electric industry continues to evolve and change, primarily as a result of technological developments and by reason of new laws and regulations.

                                (3) Efficiencies and Economics

        The Stock Acquisition will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2), described above. The Commission has previously determined that financial and organizational benefits, as well as operational benefits can satisfy the requirement of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Company, Pub. Util. Holding Co. Act Rel. No. 20633, 46 S.E.C. 1299, 1320-1321 (July 21, 1978). Some potential benefits, however, cannot be precisely estimated. Nevertheless, they too are entitled to be considered:
"[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Pub. Util. Holding Co. Act Rel. No. 24073, 49 S.E.C. 472, 480 (Apr. 29, 1986) (citation omitted).

        The Commission has previously interpreted Section 10(c)(2) to permit the approval of acquisitions resulting in more than one integrated system. Specifically, the Commission has indicated in the past that acquisitions may be approved even where the combined system will not be a single integrated system as Section 10(c)(2) requires only that the acquisition tends towards the economical and efficient development of an integrated public utility system. Gaz Metropolitan, Inc., supra. The Commission has held that where the holding company is exempt from registration under Section 3 of the Act following the acquisition of a non-integrating utility assets, it suffices for purposes of
Section 10(c)(2) to find benefits to one integrated system. TUC Holding, supra and PP&L Resources, supra.

        In this case, the Commission has previously found benefits to the C&T and Citizens system in the Commission order approving the Citizens' acquisition as well as benefits to the C&T system in the Commission order approving the acquisition of Valley in October 2002. Now, however, both integrated systems will realize a number of benefits from the Stock Acquisition. The Stock Acquisition will combine companies with complementary operations and expertise, and provide important strategic, financial and other benefits to the companies' shareholders and customers.

        The Stock Acquisition will have a number of operational benefits that will result in economic efficiencies for the both integrated systems. C&T has estimated the nominal dollar net value of synergies from the Stock Acquisition to be in excess of $25 million annually. There are three general areas where presently quantifiable savings can be realized through the combination of the companies: (1) corporate and administrative programs including labor savings and billing and computer services; (2) non-fuel purchasing economies; and (3) administrative and human resources. The amount of savings currently estimated annually in each of these categories, on a nominal dollar basis, is summarized in the table below:

                          Category                             Amount
                          --------                             ------

        Corporate and Administrative Programs (Legal,        $ 50,000
        Auditing, etc.)

        Savings from consolidated refinancing               $  50,000

        Administrative and Operational Savings              $ 150,000
                                                            ---------

        NET TOTAL ESTIMATED SAVINGS                         $ 250,000


        These saving categories are described in greater detail below.

        Corporate Operations and Labor: Savings will be realized through labor reductions on an attrition basis related to redundant positions. Many of these reductions will be in areas where payroll costs are relatively fixed and do not vary with the increase or decrease in the number of customers served. These areas include legal services, finance, sales, support services, transmission and distribution, customer service, accounting, human resources, emergency work coordination and information services. The Companies also may have the future ability to consolidate certain customer business offices and service centers in the areas where they have geographically close service territories.

        Facilities Consolidation: While there are no current savings to be realized through the combination of neighboring business offices or service centers, the companies will continue to explore that option as economics dictate. Areas where nonstructure facilities will be consolidated include outage dispatch from a central location, centralization of facilities' maintenance, a centralized Customer Information

System, a Supervisory Control and Data Acquisition system for remote control of equipment, and an automated mapping system. All of these could not be performed by the individual operating companies but now can be implemented because of the achievement of economies of scale with Tri-County and Claverack.

        Corporate and Administrative Program: Savings will be realized through economies of scale and cost avoidance. These are areas where Wellsboro, Citizens and Valley incur many costs for items which relate to the operation of each company, but which are not directly attributable to customers. Ten such areas have been identified: administrative and general overhead; benefits administration; insurance; information services; professional services; shareholder services; advertising; association dues; credit facilities; directors' fees; rights-of-way maintenance; outage response and vehicles. Achieving cost savings through greater efficiencies and economies of scale will permit each of the operating utilities to offer more competitively priced electric and natural gas service and energy-related products and services than would otherwise be possible.

        Non-Fuel Purchasing Economies: Savings will be realized through increased order quantities and the enhanced utilization of a combined inventory for materials and supplies. Currently, Wellsboro independently maintains a separate purchasing department responsible for maintaining materials and supplies used by employees at various storeroom locations. In addition, Wellsboro procures contract services independently. As a direct result of the combination, savings can be realized through the procurement of both materials and services, as well as in costs associated with the maintenance of inventory levels.

        Fuel Supply and Purchased Power: Savings may be realized through the bundling of commodity fuels and bulk power purchases in the form of larger quantities or volume. Fuel supply savings are achievable for all of the operating utilities. Wellsboro and Citizens will be able to take advantage of possible commodity savings based on higher total volumes of electricity acquired. Further, Wellsboro's transmission and generation contract with First Energy will allow Citizens' to access inexpensive power located to the west of the PJM Control Area, i.e., the ECAR control area. Savings may also be achievable in the area of PJM deficiency charges. Currently, PJM requires a certain level of capacity for its member companies. A charge is assessed whenever the member company is deficient in terms of capacity. Citizens and Wellsboro may be able to avoid such charges through the diversity created by the amount and timing of the different peak loads of the two operating companies. Valley will be able to participate with these entities to seek a seller of both electricity and natural gas thereby possibly achieving economies of scale.

        Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include:

        o Increased Scale -- As competition intensifies within the industry, C&T believes scale will be one parameter that will contribute to overall business success. Scale has importance in many areas, including utility operations, product development, advertising and corporate services. The Stock Acquisition is expected to improve the profitability of Wellsboro, Citizens and Valley by increasing the customer base and providing increased economies of scale in all of these areas.

        o Competitive Prices and Services -- Sales to industrial, large commercial and wholesale customers are considered to be at greatest near term risk as a result of increased competition in the electric and natural gas utility industry. The Stock Acquisition will enable the companies to meet the challenges of the increased competition and will create operating efficiencies through which the companies will be able to provide more competitive prices to customers.

        o More Balanced Customer Base -- The Stock Acquisition will create a larger company with less reliance on the residential business now presently served, particularly in that Wellsboro's level and mix of customers is more heavily weighted to commercial and industrial customers than the other operating companies. The companies' service territories will be more diverse than their individual service territories, reducing exposure to adverse changes in any sector's economic and competitive conditions.

        o Regional Platform for Growth-- The combination of the companies will create a regional platform in Pennsylvania's Central and Northern Tier Corridor and the overlapping area in New York. The Corridor is experiencing sluggish economic growth. C&T plans to expand relationships with existing customers and to develop new customers in the region. The areas surrounding Lewisburg, Pennsylvania is expanding. It contains the corridor of a rapidly improving U.S. Route 15. Growth is occurring along that entire corridor base. It is hoped that C&T will be able to capitalize on that market growth. As noted above, it will allow for coordination of certain operations for the three operating companies. It is expected to provide the critical mass and the development an operational infrastructure to expand and broaden into unregulated energy business with the goal of creating a complete energy services platform.

        Strategic Fit and Compatibility: As demonstrated in C&T's Form U-1 filed in connection with the Valley acquisition, Citizens and Valley have complementary strategies and compatible corporate cultures and visions for the future of the energy business. Valley is approximately the same size as Citizens and Wellsboro, all at approximately 5,500 to 6,500 customers. The companies have a shared commitment to supporting and participating in competitive electric and natural gas markets.

                                (4) Integrated Public Utility System

                                        (a) Electric System

        As applied to electric utility companies, the term "integrated public-utility system" is defined in Section 2(a)(29)(A) of the Act as:

               a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical inter-connection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art in the area or region affected), the advantage of localized management, efficient operations, and the effectiveness of regulation.

15 U.S.C. Section  79b(29)(A).

        As applied to natural gas utility companies, the term "integrated public-utility system" is defined in Section 2(a)(29)(B) of the Act as:

               a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art in the area or region affected), the advantage of localized management, efficient operations, and the effectiveness of regulation. Provided for gas companies, utilities deriving natural gas from a common course of supply may be deemed to be included in a single area or region.

15 U.S.C. Section  79b(29)(B).

        On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:

        (1) The utility assets of the system are physically interconnected or capable of physical interconnection;

        (2) The utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

        (3) The system must be confined in its operations to a single area or region; and

        (4) The system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulations.

Environmental Action, Inc. v. Securities and Exchange Commission, 895 F.2d 1255, 1263 (9th Cir. 1990) (citing Electric Energy, Inc., 38 S.E.C. 658, 668 (1958)).
The Stock Acquisition satisfies all four of these requirements. It should be noted that in the 1995 Report, the Division recommended that the Commission respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirements. The purpose of the integration requirement is intended to eliminate the evils that Congress found to exist "when the growth and extension of holding companies bears no relation to . . . the integration and coordination of related operating properties."
Section 1(b)(4) of the Act. Congress expressed its belief that "in the absence of clearly overriding considerations a utility system should have a management single-mindedly devoted to advancing the interests of its investors and consumers and not engaged, through the means of the holding company device, in operating other separate or competing utility or non-utility businesses." New England Electric System, Pub. Util. Holding Co. Act Rel. No. 15035, 1964 SEC LEXIS 999, at *7 (Mar. 19, 1964). C&T, Wilderness, Tri-County and Claverack satisfy each of these requirements for an integrated system. As an exempt holding company system, C&T shall operate three integrated public utility systems, one gas and two electric, Wellsboro, Citizens and Valley. The electric operating properties were found to be integrated in the prior C&T Order. Citizens, Wellsboro, Tri-County and Claverack will continue to operate as an integrated system and thus the integration standard is meet. The companies will implement centralized and coordinated dispatch consistent with the requirements of PJM. Tri-County is contiguous to and actually surrounds Wellsboro. Tri-County and Claverack are contiguous utilities. All three are interconnected by various PJM facilities. They are not, however, directly interconnected. Nontransmission owning utilities can now join PJM. Nothing has changed in the method of the operations of the operating electric utility properties since the C&T Order.

        As noted by C&T in its 1998 and its 2002 Applications, the Commission has determined that the first requirement of physical interconnection can be meet on the basis of contractual rights to use third parties' transmission lines when the companies are members of a tight power pool. WPL Holdings, Inc., et. al., Pub. Util. Holding Co. Act Rel. No. 26856, 53 S.E.C. 501 (Apr. 14,1998); Conectiv, supra; UNITIL Corp., Pub. Util.

Holding Co. Act Rel. No. 25524, 50 S.E.C. 961 (Apr. 24, 1992); Northeast Utilities, Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427 (Dec. 21,
1990). In these cases, the Commission found that the utilities and the holding company systems were physically capable of supplying power to each other through wheeling or power pool arrangements. The facts of this case also are strikingly similar to those of UNITIL, supra. There, the Commission approved a new holding company system that was different than prior proceedings. In particular the Commission noted that there would be no particular line through which transfers of power would take place amongst the companies. Instead power would be delivered through a nonaffiliated system and a transmission charge would be paid to the transmission facility owner. Likewise, the operating public utility companies did not own or operate any generation facilities. The same facts arise here: neither of the four electric operating companies own generation and all must rely upon third parties to transmit purchased power. In UNITIL, the Commission found that the Companies would be indirectly connected through the NEPOOL-designated transmission facilities and other nonaffiliated transmission facilities pursuant to the NEPOOL Agreement and other separate agreements with nonaffiliated companies. NEPOOL is a tight power pool like PJM. As the Commission stated in UNITIL, NEPOOL and PJM are comparable power pools. The only difference between the two is NEPOOL's determination of planned maintenance outages for the power pool's generating units.

        The PJM Transmission Tariff applies its provisions to a regional transmission service that allows network resources and loads to be integrated over the eight utility PJM transmission member systems, including the systems that interconnect with Citizens, Wellsboro, Tri-County and Claverack. The later three electric utilities are interconnected by the same PJM member, Penelec, a First Energy company.

        In addition, the companies will be interconnected through their interests in their right to use extra high voltage transmission facilities, as well as through their contractual rights to use the transmission facilities of other members of the PJM regional power pool. Those transmission systems will now be integrated even to a greater degree than when examined by the Commission in UNITIL because transmission will be rendered on a regional, integrated basis across all transmission owners' network. While the statutory definition assumes that the holding company would coordinate the operations of the integrated system, the Commission recognized that Congress did not intend to impose rigid concepts but instead expressly included flexible considerations to accommodate changes in the electric industry. Mississippi Valley Generating Co., Pub. Util. Holding Co. Act of 1935 Sec. 10, 36 S.E.C. 159 (1955). Thus the Commission has considered advances in technology and the particular operating circumstances in applying the integration requirements. See, e.g., New England Electric System, Pub. Util. Holding Co. Act Rel. No. 13688, 38 S.E.C. 159 (Feb. 20, 1958). Thus, in Northeast Utilities, supra, the Commission held that the operation of the generating and transmitting facilities of the operating company is coordinated and centrally dispatched under the NEPOOL agreement. Thus, the UNITIL companies could be economically operated as a single interconnected and coordinated system through the operating companies' participation in NEPOOL.

        Likewise here the PJM system is integrated. The PJM Office of Interconnection operates the PJM Control Area; receives and acts upon applications for transmission service; conducts system impact and facilities studies; schedules transactions; and directs redispatch, curtailment and interruption. Pennsylvania-New Jersey-Maryland Interconnection, 81 FERC Paragraph 61,257 (1997). Indeed FERC has characterized the system as integrated stating that that the PJM grid will now be planned and operated as a single integrated network. Thus, any customer-owned distribution facilities integrated with the facilities of one transmission owner will, by definition, be integrated with each of the eight transmission owning members.

        In order to achieve economy and reliability in bulk power supply within the PJM region, PJM members coordinate the planning and coordination of their systems, share installed and operating reserves to reduce installed generator requirements, and participate in centralized unit commitments, coordinated by lateral transactions, and instantaneous real-time dispatch of energy resources to meet customer load requirements throughout the PJM interconnection.

        It should be noted that the FERC, as indicated earlier, has approved the comprehensive restructuring of the PJM interconnection. In its Order, the FERC stated that the PJM Operating Agreement establishes:

               PJM-OI as an independent body to operate the [system], administer the PJM Transmission Tariff, operate the pool spot energy market, referred to as the Power Exchange (PX), approve a regional transmission expansion plan, and administer certain aspects of the Owner's Agreement and Reliability Agreement. The PJM Operating Agreement provides that an independent Board of Managers (PJM Board) would be responsible for supervision and oversight of the day-to-day operations of the PJM Pool through PJM-OI, with the PJM Board's primary responsibilities being to ensure that the [system's] functions are accomplished in a manner consistent with: (1) the safe and reliable operation of the PJM Pool; (2) the creation and operation of a robust, competitive, and non-discriminatory electric market in the PJM Control Area; and (3) the principle that a member or group of members shall not have undue influence over the operation of the PJM Pool. The PJM Operating Agreement also calls for the formation of a Member's Committee, in which all PJM members will vote on the basis of the following sectors: Generation Owners, Other Suppliers,

               Transmission Owners, Electric Distributors, and End-Use Customers. The rights reserved to the members are to elect the PJM Board, amend or terminate the PJM Operating Agreement, and provide advice and recommendations to the PJM Board and PJM-OI. The PJM Operating Agreement also creates Users Groups, which allow members sharing a common interest to bring matters before the Members Committee and, if necessary, the PJM Board.

Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC Paragraph 61,257 at 62,235-62,236.

        It should also be emphasized that the PJM created several historic documents which influence the ability to transmit power in and through the PJM control area. The three documents created include the Transmission Owner's Agreement, the PJM Transmission Tariff, and the Reliability Agreement. Those documents are described below.

        The FERC indicated in its Order that the Owner's Agreement provides:

                 . . . that owners of transmission facilities in the PJM Control
               Area have agreed to offer regional transmission service under non-pancaked rates, and to transfer to the [system] the responsibility for administration of the PJM Transmission Tariff and regional transmission planning and operations. The Owner's Agreement also creates an Administrative Committee of transmission owners that may make recommendations to the [operator], but that committee is expressly denied the ability to exercise any control over the functions and responsibilities transferred to the [operator].

Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC Paragraph 61,257 at 62,236.

        In addition, the FERC Order describes the PJM Transmission Tariff as follows:

                 . . .PJM-OI will offer pool-wide open access transmission
               service throughout the PJM Pool via the facilities of the eight PJM Companies. All transmission services will be subject to a single, non-pancaked rate based on the cost of the individual utility's transmission system where the point of delivery is located.

Id.

        Finally, the FERC's Order describes the Reliability Agreement as follows:

                 . . .[it] is intended to govern installed capacity reserves sharing obligations in the PJM Pool. The Reliability Agreement modifies traditional reserves sharing within PJM for purposes of accommodating the introduction of retail choice in portions of the PJM Control Area. Only Load Serving Entities, defined as any utility that sells power at retail to loads within the PJM Control Area, will be parties to the Reliability Agreement. The Reliability Agreement will be administered by a committee containing representatives of each party, with all day-to-day functions delegated to PJM-OI.

Id.

        The Commission previously has stated that the physical interconnection requirements of the Act are satisfied on the basis of contractual rights to use third parties' transmission lines when the companies both were members of the same power pool. In UNITIL, UNITIL's public utility subsidiary companies and Fitchburg Gas and Electric Light Company were indirectly interconnected through the New England Power Pool ("NEPOOL") designated facilities and other non-affiliate transmission facilities pursuant to the NEPOOL Agreement. While there was no particular transmission lines through which transfers of powers would be made among the UNITIL Companies, power would be delivered through a nonaffiliated system and a transmission charge would be paid to the owners of the facilities. The Commission found that the UNITIL Companies' contractual arrangements for transmission service established that the UNITIL electric system would satisfy the physical interconnection requirement of the Act. For the same reasons, C&T satisfies the physical interconnection requirement of the Act.

        While Wellsboro and Citizens now achieve integration comparable to that found in UNITIL and Northeast Utilities under the current PJM Interconnection Agreement, PJM members as indicated above, restructured the organization in ways that will expand the available mechanisms for integrating the C&T system. Under the PJM Open Access Tariff, all entities can obtain network integration transmission service throughout the PJM control area to deliver capacity and energy from designated generation resources to the utility's electric customers. The amended PJM Interconnection Agreement provides for coordination of electric system loads, electric generating capacities and electric transmission facilities. The amended PJM Interconnection Agreement provides that the members will establish a bid-based wholesale energy market in which any participant may buy and sell energy, and for the PJM control center to schedule and dispatch generation on the basis of least-cost, security-constrained dispatched, and the prices and operating requirements of customers.

        The other operating property of C&T, Valley, is a single, integrated gas public utility. The distribution systems are located in both New York and Pennsylvania and are connected by extremely short pieces of transmission/distribution main. It will remain a physically interconnected network of gas transmission and distribution facilities that receive all of their natural gas supply from common sources of supply. As the FERC indicated in its Order granting NUI a Section 7(f) determination, the system is for all and intent and purposes a local distribution company confined to these small geographical portions of New York and Pennsylvania. In an earlier order, the Commission concluded that the Valley system is a single, integrated gas public utility.

        C&T also satisfies the second of the Commission's requirements that utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system. Cities Services Company, Pub. Util. Holding Co. Act Rel. No. 4489, 14 S.E.C. 28, 55 (Aug. 17, 1943). The Commission has interpreted this language to refer, among other things, to the physical operation of utility assets as a system in which the generation and/or flow of current within the system may be controlled centrally and allocated as needed or economy dictates. North American Company, Pub. Util. Holding Co. Act of 1935 Sec. 11 (b)(1), 11 S.E.C. 194 (1942), aff'd, 133 F.2d 148 (2nd Cir.
1943), aff'd on constitutional issues, 327 U.S. 686 (1946). The purpose of this section of the Act is to ensure that the utility properties are so connected and operated that there is coordination among all the parts and that those parts are bear an integral operating relationship to one another. Id. The Commission has considered advances in technology and the particular operating circumstances in applying the integration standards. In approving the acquisition of the Public Service Company of New Hampshire ("PSNH") by Northeast Utilities, the Commission noted that "the operation of generating and transmission facilities of PSNH and the Northeast operating companies is coordinated and centrally dispatched under the NEPOOL Agreement." Northeast Utilities Co., Pub. Util. Holding Co. Act Rel. No. 25221, 50 S.E.C. 427, at n.85 (Dec. 21, 1990). Similarly, in UNITIL, the
Commission concluded that the combined electric utility assets of the companies may be operated as a single interconnected and coordinated system through their participation in NEPOOL. For the same reasons Tri-County, Claverack, and C&T are able to operate their utility assets as a single interconnected and coordinated system. Electrical power requirements will be centrally coordinated by a power center and dispatched to Citizens' or Wellsboro on the basis of need, reliability, reserve commitments and economic pricing principles. Likewise, Valley is a single coordinated system that is interconnected by various distribution and transmission mains. Natural gas supplies are received in Pennsylvania through an interstate pipeline interconnection and a local Pennsylvania producer location and then distributed to the system. Purchases are coordinated through a centralized system. The system is also operated through a centralized system with pressure maintained on a system wide basis. Valley has been operated in this fashion for over 50+ years. Finally, administrative functions can also be coordinated in this regard. As noted earlier, such operational and administrative coordination constitutes "de facto" integration for exempt holding companies. Sierra Pacific Resources, Pub. Util. Holding Co. Act Rel. No. 27054, 1999 SEC LEXIS 1463 (July 26, 1999).

        The Commission's third requirement is also satisfied. The Act was designed to eliminate the scattered properties of pre-Act holding companies, that is the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation. NIPSCO Industries, Inc., Pub. Util. Holding Co. Act Rel. No. 26975, 53 S.E.C. 1296 (Feb. 10, 1999). Recent institutional, legal and technological changes in the utility industry have reduced the relative importance of physical interconnection and geographic limitations by permitting greater control, coordination and efficiencies. In fact open access transmission for natural gas and electrical power under FERC Orders Nos. 636, 888, and 2000, respectively, and the development of increasingly competitive and interconnected market for natural gas and wholesale power have expanded the means for achieving interconnection and the economic operation and coordination of utilities with non-contiguous service territories. Staff Report at 68-69. Indeed the C&T system and its subsidiaries will be anything but scattered, uncoordinated operating utility properties. The C&T electric system will continue to operate in a single area or region. The small size of the areas covered by Tri-County, Claverack, Citizens and Wellsboro is comparable to the areas approved by the Commission in UNITIL and Northeast Utilities. The electric system remains confined to operations entirely within the Commonwealth of Pennsylvania and in particular in several contiguous counties in Northern and Central Pennsylvania. It should be noted that in the 1995 Report, the division has stated that the evaluation of a "`single area or region' portion of the integrated requirement should be made . .. . in light of the effect of technological advances on the ability to transmit electrical energy economically over a longer distances, and other developments in the industry, such as brokers and marketers, that affect the concept of geographic integration." DIVISION OF INVESTMENT MANAGEMENT, SECURITIES AND EXCHANGE COMMISSION, THE REGULATION OF PUBLIC-UTILITY HOLDING COMPANIES, at 68 (June, 1995). The 1995 Report also recommends primacy be given to "demonstrated economies and efficiencies to satisfy the statutory integration requirements." DIVISION OF INVESTMENT MANAGEMENT, SECURITIES AND EXCHANGE COMMISSION, THE REGULATION OF PUBLIC-UTILITY HOLDING COMPANIES, at 68 (June, 1995). As set forth in Item 3.A.2(b)(i), the Stock Acquisition will result in economies and efficiencies for the utilities and, in turn, their customers.

        In regard to the Valley system, again its operations are confined to a single area or region. It operates predominately in Pennsylvania with over 80% of the customers located in that state. Its Pennsylvania operations overlap entirely with portions of the service territories of both Claverack and Tri-County. Its New York operations also overlap with the minor New York Service territories of Claverack and Tri-County. Finally, the service areas of the operating utilities are similar and homogeneous, essentially rural in nature within a very compact service area. The nature and characteristics of the service area of the utilities has been relevant in the Commission's review of the circumstances leading to a conclusion that a system was integrated within the meaning of the Act. The similarities among the various parts of an integrated system tends to show that the system is not so large as to impair the benefits of localized management and regulation and is therefore integrated. In a homogeneous system, management is better able to attend to local concerns which are similar throughout the system. Middle West Corp., Pub. Util. Holding Co. Act Rel. No, 5606, 18 S.E.C. 296 (Feb. 16, 1945) and In re West Texas Utilities, Inc., Pub. Util. Holding Co. Act Rel. No. 6320, 21 S.E.C. 566 (Dec. 20, 1945). Thus distance does not equate to "scatteration" so long as the separate parts of the system can be operated, under normal conditions, in a coordinated fashion.

        Finally, with respect to the Commission's fourth requirement, C&T's electric system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. Citizens maintains its system headquarters in Lewisburg, Pennsylvania. This structure will preserve all the benefits of localized management that Citizens and Wellsboro presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from a future strategic alliance. Upon consummation of the Citizens deal, it maintained its existing management team. It continues its focus on the Lewisburg area. Likewise, Tri-County and Claverack maintained their existing management team focusing on the rural and residential basis of their systems. Additionally, upon closing of the acquisition of the Valley system, Valley maintained its headquarters in Sayre, Pennsylvania with a regional office in New York for purposes of serving New York customers.

        The Stock Acquisition will allow the C&T system and the Claverack and Tri-County systems to participate in the energy services approach to the utility system. At the center of this approach is the idea that providing electrical and natural gas services to the public is just part of the job of a utility. In addition, the utility must provide enhanced services to the consumer by providing an entire package of energy products and services. The goal of the energy services company is to retain its existing customers and to obtain new customers in an increasingly competitive environment. The trend towards and the need for the convergence of the former separate electric utility function and gas utility function into one energy service company was recognized by the Commission in Consolidated Natural Gas Company, Pub. Util. Holding Co. Act Rel. No. 26512, 52 S.E.C. 769 (Apr. 30, 1996). See also New Century Energies, Pub. Util. Holding Co. Act Rel. No. 26748, 53 S.E.C. 54 (August 1, 1997); UNTIL Corp., Pub. Util. Holding Co. Act Rel. No. 26527, 1996 SEC LEXIS 1549 (May 31,
1996); and SEI Holdings, Inc., Pub. Util. Holding Co. Act Rel. No. 26581, 52 S.E.C. 1017 (Sept. 26, 1998).

        Additionally, the C&T system will not impair the effectiveness of state regulation. Citizens and Wellsboro will continue their separate existence as before and their utility operations will remain subject to the same comprehensive regulatory authority, the Pa PUC. Valley will be subject to comprehensive regulation by both the Pa PUC and the NYPSC for its respective jurisdictional services. As noted earlier, the Pa PUC will maintain jurisdiction to control all affiliate transactions between Citizens, Wellsboro and the two rural cooperatives. Likewise, the NYPSC shall maintain jurisdiction to control Valley's affiliate transactions. Costs charged by the holding companies to their affiliated operating companies will be subject to the ratemaking review of the Pa PUC and the NYPSC. Pursuant to the recommendations contained in the 1995 Report, this last factor of state control is significant as the Division stated therein "when the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met," especially where these mergers will result in a system similar to a traditional holding company system. 1995 Report at 74.

                3. Section 10(f)

        Section 10(f) provides that:

               The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such state laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of
               Section 11.

        As described in Item 4 of this Application/Declaration, and as evidenced by the Application before the Pa PUC relating to the Transaction, C&T intends to comply with all applicable state laws related to the proposed transaction. A timed-stamped copy of the Pa PUC Application is attached hereto as Exhibit D-1.

                4. Section 3(a)(1)

        C&T requests that the Commission issue an order under Section 3(a)(1) declaring that it is exempt from all provisions of the Act except Section 9(a)(2). This type of corporate structure was selected because Pennsylvania law prohibits the direct ownership of an Investor Owned Utility by a rural cooperative. Pennsylvania Rural Electric Cooperative Law of 1990, 15 P.S.
Section 7321(a)(1). Thus the need to interpose a holding company between two operating public utilities. Section 3(a)(1) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

               such holding company, and every subsidiary company thereof, which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single state in which such holding company in every such subsidiary company thereof are organized.

        C&T and its electric public utility subsidiary, Citizens, following the Stock Acquisition, will all be Pennsylvania corporations operating wholly in the Commonwealth of Pennsylvania and therefore meet the requirements of the latter half of Section 3(a)(1) test. In addition, Wellsboro are likewise Pennsylvania corporations operating wholly in the Commonwealth of Pennsylvania. Valley alone will operate in two contiguous states, New York and Pennsylvania. Thus it is necessary to determine if Valley shall contribute any material part to C&T's income and whether Valley and the C&T system each carries on its utility business substantially in a single state.

        Thus it is necessary to determine if Wellsboro shall contribute any material part to C&T's income and whether Wellsboro and the C&T system each carries on its utility business substantially in a single state.

        Although the statute speaks of "income," the Commission has traditionally considered a wide range of numerical factors, and in practice, given the greatest deference to revenues in determining the materiality and substantially tests of the Section 3(a)(1) exemption. See, e.g., NIPSCO, supra.

        Additionally, the Commission in prior cases has recognized that, in acquisitions of gas utilities by electric utilities, a more accurate measure of the relative size of the utility operations may be determined by comparing net operating revenues rather than gross revenues. In this transaction, all of Valley's gross revenues in the past years were earned from its natural gas business, whereas virtually all of C&T's current revenues have been derived from its electric utility business. The Commission has recognized the difficulty of making size comparison between an electric company and a natural gas distribution company based upon gross revenues. AES Corporation, Rel. No. 35-27063 (1999); Houston Industries, Inc., Rel. No. 35-26744 (1997); NIPSCO,
supra. In NIPSCO, involving an acquisition of a gas utility by an electric utility, the Commission noted that "pass-through costs" (e.g., purchased gas and fuel for electric generation) constitute a larger portion of gross revenues for a gas utility than for an electric utility. The Commission then concluded that where a predominately electric system (NIPSCO) acquired an exclusively gas system (Bay State), a reliance on gross revenues comparison distorts the gas utility's relative size and gross revenues when comparing them with those of an electric utility, and that it is appropriate to examine net data such as net operating income. In its decision in NIPSCO, the Commission also recognized that there can be differences between gas pass-through costs that make a comparison of net operating revenues more appropriate than gross revenues when it is noted "Bay State's delivered cost of gas has historically been significantly higher than NIPSCO's. As noted above, the cost of gas is essentially a pass-through to customers; it has an obvious impact on gross revenue, but little effect, if any, on net operating revenues."

        The same considerations apply in this instance as were at issue in AES and NIPSCO. Here C&T, which derives its income almost exclusively from the electric company operations of Citizens is acquiring Valley, a company earning virtually all of its gross revenues from gas distribution. Although Citizens does not, for the most part, have automatic "pass-through" of its electric fuel costs, the PA PUC has approved a mechanism for Citizens to recoup under-recovered power costs due to electric choice. In the case at hand, commodity costs that are passed through or recovered have, in fact, constituted a larger proportion of the gross revenues of the gas utility compared to the electric utility system. Specifically, in 2001, Valley had operating revenues of $11,074 million and net income of $549,000 - a margin of 4.96 percent. C&T reported revenues of $9,519 million and net income of ($92,000) - a margin of (.96) percent. Similarly, although Valley is a gas utility operating as such in Pennsylvania and New York, because of the nature of the customer base and the type of service provided by Valley in its service territory in New York compared to Pennsylvania, the parties believe that the comparison of operating margins is a more accurate measure of its operations than comparing gross revenue. Revenue from Valley's Pennsylvania operations depends to a larger extent than revenues from New York on industrial customers who receive gas transportation only services. This difference is evident in an examination of the source of Valley's fiscal year 2000 and 2001 gross revenues. In 2000, Valley's total Pennsylvania gross revenues were $7,239,126, of which $2,180,814, or 30.1%, were derived from transportation charges. Valley New York, on the other hand, had gross revenue of $1,352,105, of which only $77,937 or 5.8% was from transportation charges. Similarly, in fiscal year 2001, Valley Pennsylvania received a larger proportion of its gross revenue from transportation charges ($1,926,910 out of $9,721,232 or 20.8%) than Valley New York ($89,902 out of $2,070,322 or 4.3%). These transportation only customers arrange their own gas supply and there is no cost of gas pass through associated with that revenue. Therefore, the gross revenue and operating margin for Valley in Pennsylvania are more similar in amount. Valley's New York service territory, on the other hand, is more residential and customers tend to take bundled service from Valley that includes both gas supply and transportation. The gas supply costs are pass-through charges, are not retained by Valley and are not reflective of its actual earnings. Valley's earnings depend to a much greater extent on the amount of transportation revenue, and therefore in looking at Valley's New York operations compared to Pennsylvania operations, it would be unfair to look at gross revenue which includes a disproportionate amount of pass through charges from New York compared to Pennsylvania

        C&T also notes that its upstream owners Tri-County and Claverack are electric distribution cooperatives. The Commission's position in several no-action letters has been that neither the generation and transmission cooperatives nor their distribution cooperative members (e.g., Tri-County and Claverack) are "holding companies" and therefore are not subject to regulation under PUCHA. See, e.g., Associated Electric Cooperative, Inc., SEC No-Action Letter [1975 SEC No-Act. LEXIS 2665] (February 17, 1975); Distribution Cooperatives, SEC No-Action Letter [1974 SEC No-Act. LEXIS 4] (April 1, 1974). In these no-action letters, the Commission determined that membership interests are not securities within the meaning of PUHCA and there was no need to regulate the cooperatives as holding companies. Although C&T is not organized as a cooperative strictly because of state law reasons regarding the type of business that cooperatives may be involved in. However, as its core, C&T is owned by cooperatives and the Commission has not determined that the public interest requires regulation under PUCHA of entities that form cooperative structures. Here, there is no need or policy reason under PUHCA to hold C&T to the same level of scrutiny when its upstream owners are cooperatives.

        In the present case, gross operating revenues, net operating revenues (operating margin), utility operating income, net utility income and net utility plant of Valley (before intercompany eliminations), and the percentage of each on a pro forma basis for each of the past three years, to the total combined gross operating revenues, net operating margins, utility operating income, net utility income and net utility plant (after intercompany eliminations) of C&T and subsidiaries are as follows:

--------------------------------------------------------------------------------

                                Pro-Forma
                                Gross Utility Operating Revenues



    ----------------------------------------------------------------------------
    C&T           Wellsboro         Valley Total          Valley New York
    Combined*  Amount  % of C&T   Amount  % of C&T  Amount  % of C&T % of Valley
    ----------------------------------------------------------------------------

2003    17101     4457    26.1%      6039    56.4%     1644     9.6%     17.0%
2002    29004     7272    25.1%      9648    33.3%     2062     7.1%     21.4%
2001    26955     6362    23.6%     11074    41.1%     1941     7.2%     17.5%
2000    25123     6484    25.8%      9490    37.8%     1566     6.6%     16.5%
1999    23650     6585    27.8%      9237    39.1%     1556     6.6%     16.8%
1998NA            6380              10922              1581              14.5%
    ----------------------------------------------------------------------------

3.5 year Average          28.7%              48.2%              8.6%     20.7%
5.5 year Average                                                         16.2%
**2002 figures are based on 10 months from NUI and 2 months under C&T
*2003 figures are for the 6 month period ending 6/30/03
*C&T figures include C&T Enterprises, Citizens Electric, Valley Energy and Wellsboro

--------------------------------------------------------------------------------


        Note: For this and the following tables, the amounts shown on the "C&T combined" column consists of the financial statement amounts for both C&T and Valley.

--------------------------------------------------------------------------------

                                Pro-Forma
                                Utility Operating Margins

Gross Revenue less cost of purchased power

    ----------------------------------------------------------------------------
    C&T           Wellsboro         Valley Total          Valley New York
    Combined*  Amount  % of C&T   Amount  % of C&T  Amount  % of C&T % of Valley
    ----------------------------------------------------------------------------

2003     5625     1649    29.3%      1679    50.9%      256     4.6%      8.9%
2002    11814     2826    23.9%      2863    24.2%      650     5.5%     22.7%
2001    10305     2411    23.4%      4033    39.1%     -266    -2.6%     -6.6%
2000    10423     3280    31.5%      3702    35.5%      671     6.4%     18.1%
1999     9770     2734    28.0%      4143    42.4%      540     5.5%     13.0%
1998NA            3080               3719               551              14.8%
    ----------------------------------------------------------------------------

3.5 year Average          30.9%              42.8%              4.0%     12.3%
5.5 year Average                                                         10.2%
**2002 figures are based on 10 months from NUI and 2 months under C&T
*2003 figures are for the 6 month period ending 6/30/03
*C&T figures include C&T Enterprises, Citizens Electric, Valley Energy and Wellsboro

--------------------------------------------------------------------------------


        Note: Operating margin = Gross Operating Revenues less cost of gas and cost of fuel for electric generation.


--------------------------------------------------------------------------------

                                Pro-Forma
                                Utility Operating Income

Operating margin less O&M, depreciation, and taxes other than Income

    ----------------------------------------------------------------------------
    C&T           Wellsboro         Valley Total          Valley New York
    Combined*  Amount  % of C&T   Amount  % of C&T  Amount  % of C&T % of Valley
    ----------------------------------------------------------------------------

2003*     437      180    41.2%      -180   -41.2%     -189   -43.2%    105.0%
2002     1541      110     7.1%      1013    65.7%      148     9.6%     14.6%
2001     1647     -393   -23.9%      1374    83.4%     -908   -55.1%    -66.1%
2000     1904      665    34.9%       766    40.2%      115     6.0%     15.0%
1999     1621      215    13.3%       967    59.7%       -3    -0.2%     -0.3%
1998NA             717                246               -19              -7.7%
    ----------------------------------------------------------------------------

3.5 year Average          17.0%              42.3%            -23.6%     19.6%
5.5 year Average                                                         12.4%
**2002 figures are based on 10 months from NUI and 2 months under C&T
*C&T figures include C&T Enterprises, Citizens Electric, Valley Energy and Wellsboro
*2003 figures are for the 6 month period ending 6/30/03
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                Pro-Forma
                                Net Utility Operating Income

Utility Operating Income less Interest and income taxes

    ----------------------------------------------------------------------------
    C&T           Wellsboro         Valley Total          Valley New York
    Combined*  Amount  % of C&T   Amount  % of C&T  Amount  % of C&T % of Valley
    ----------------------------------------------------------------------------

2003      722      115    15.9%      -119   -16.5%     -124   -17.2%    104.2%
2002      916       73     8.0%       659    71.9%       61     6.7%      9.3%
2001      209     -248  -118.7%       549   262.7%     -611  -292.3%   -111.3%
2000      395      391    99.0%       114    28.9%       -7    -1.8%     -6.1%
1999      442      172    38.9%       291    65.8%      -50   -11.3%    -17.2%
1998NA             431               -147               -67              45.6%
    ----------------------------------------------------------------------------

3.5 year Average           1.2%              99.1%            -87.0%     -1.1%
5.5 year Average                                                         -3.8%
**2002 figures are based on 10 months from NUI and 2 months under C&T
*2003 figures are for the 6 month period ending 6/30/03
*C&T figures include C&T Enterprises, Citizens Electric, Valley Energy and Wellsboro
--------------------------------------------------------------------------------


        Note: Utility Operating Income = Operating Margin less operating & maintenance, depreciation & amortization, and taxes other than income.

        Note: Note: Net Utility Income = Utility Operating Income less interest, and income taxes.

--------------------------------------------------------------------------------
                                                                Chart 9
                                Pro-Forma
                                Net Utility Plant



    ----------------------------------------------------------------------------
    C&T           Wellsboro         Valley Total          Valley New York
    Combined*  Amount  % of C&T   Amount  % of C&T  Amount  % of C&T % of Valley
    ----------------------------------------------------------------------------

2003    26921     6245    23.2%     14664    52.3%     2663     9.9%     18.9%
2002    27159     6185    22.8%     14074    51.8%     2370     8.7%     16.8%
2001    26063     6164    23.7%     13306    51.1%     1799     6.9%     13.5%
2000    25129     5585    22.2%     13245    52.7%     1645     6.5%     12.4%
1999    23929     5101    21.3%     13213    55.2%     1669     7.0%     12.6%
1998NA            4724              13130              1623              12.4%
    ----------------------------------------------------------------------------

3.5 year Average          26.2%             59.4%              9.2%      17.6%
5.5 year Average                                                         13.5%

*2003 figures are for the 6 month period ending 6/30/03
*C&T figures include C&T Enterprises, Citizens Electric, Valley Energy and Wellsboro
--------------------------------------------------------------------------------


        As previously discussed in its 2002 Application, in order to understand these figures, there are a number of unusual events that should be taken into account. First, as indicated above, the Valley NY portion of total Valley gross operating revenues and operating margins rose slightly for the first six months of 2002, and gross operating revenues in 2001 were also slightly higher than the percentages of Valley NY for previous years. This increase is due principally because of the addition of a single new large industrial customer, Nucor Corporation, which Valley started serving in September 2001. Nucor manufactures steel, is the largest industrial consumer in the Waverly division and it is the first customer the size that has been added to the Waverly division for more than 15 years. Nucor represented 18.4% of the total revenue of the Valley NY division and the addition of Nucor increased revenues by 22.6%.

        It is very unlikely that Valley NY will increase in gross operating revenues or operating margin as a percentage of total Valley revenues. This is the case because the Valley NY service territory is highly saturated and has experienced very little customer growth. Valley's customer growth historically has come from the Pennsylvania division, where construction of new residential developments and associated growth in commercial businesses typically occurs. The historic trend of growth occurring predominantly in Pennsylvania is expected to continue for the foreseeable future. In this light, in Pennsylvania, Valley is exploring an expansion into a new community, Monroeton, where there is a potential to add over a hundred residential customers. There simply is no expansion of that magnitude under consideration in the Valley NY service territory. NUI's last forecast for the Pennsylvania division of Valley included expected annual growth of 106 new residential accounts and 12 commercial accounts. In comparison, for Valley NY, NUI forecasted annual growth of 15 residential and 2 commercial accounts. Such growth forecast was developed on the basis of trending of historical actual growth using regression analysis. Consequently, a percentage of gross operating revenues and operating margin associated with Valley NY is expected to trend downwards. See Exhibit H-1, a forecast of 2002-2004 revenues, assets and customers for Claverack, Tri-County, C&T, Citizens, Valley, Wilderness and Wellsboro as well as 2002-2004 forecast of operating margins for C&T, Valley and Valley New York. It is important to note that prior to this unusual event effecting 2001 and 2002, the proportion of operating margin from Valley's New York operations had been trending downward. Moreover, taken as a five year average, Valley NY constitutes 15.8% of Valley's total revenues and 9.1% of operating margin; and on a three year average 17% of Valley's total revenues and 5.6% of operating margins.

        In 2001, Valley NY had a negative operating margin of $266,000. These numbers are artificially low because of a December 2001 gas cost entry made by NUI to adjust its general ledger for differences that occurred over the period from 1997 to 2001 (as noted above, the actual operating margin was $401,000, with the balance relating to operations prior to 1997). The multi-year accounting adjustment was made in a single period, i.e., 2001, and it had the effect of understating Valley NY's percentage of operating margin in 2001, and leaving the prior years percentages over stated on the books and records of NUI, as compared to the actual operations of Valley. Applicants believe that the five-year average presents a more accurate picture of the actual operations of Valley since it levelizes the accounting adjustment out over the five years in which the relevant operations occurred.

        Valley NY's operating income and net income also appear relatively high in 2002 because certain headquarters and related corporate expenses normally accounted for in any given year were not accounted for in 2002. Specifically, because NUI anticipated that the sale of the Valley Pennsylvania and Valley NY's division would close prior to 2002, it did not structure its financial system to allocate shared, corporate service expenses, such as the expenses of the human resources, corporate accounting and investor relations departments, to Valley Pennsylvania and Valley NY. Consequently, O&M expenses in 2002 were lower than in prior years. As a result, the utility operating income and net utility income of Valley Pennsylvania and Valley NY are higher than in prior years, when a portion of the costs associated with corporate services was allocated to both Valley Pennsylvania and Valley NY. Moreover, data reported for 2002 represents only a partial year (the first six months of 2002). Typically, Valley (like most gas utilities) reports positive net income during the colder months of the year (heating season - October through April), and experience losses during all of a part of the summer (May through September). In sum, these unique events result in the more recent numbers being outside the normal trend for Valley, and the three-year average presenting the more typical picture of Valley's operations. All of this information was reviewed by the

Commission when it approved C&T's acquisition of Valley through the Commission's October 31, 2002 Order.

        To assist the Commission in monitoring the percentage of Valley NY operations in comparison to Valley as a whole, C&T proposes to file certificates under Rule 24, stating the operating margin for each of C&T, Valley and Valley NY (before intercompany eliminations) and the percentage contribution of each for the past year, to the total combined operating margin (after intercompany eliminations) of C&T and Valley. In such certificate, C&T also proposes to provide financial statements for C&T, Claverack, Tri-County, and Valley. The information will be provided on an annual basis, the first such certificate will be provided 90 days after the close of the Applicant's fiscal year. C&T believes that such reporting requirements will assist the Commission in its determination of the appropriateness of the Section 3(a)(1) exemption.

                        a. Material Part of Income

        As is clear from the plain language of Section 3(a)(1), the test of whether the public utility subsidiaries of a holding company are "predominately intrastate in character" is applied separately to each public-utility subsidiary from which such holding company "derives, directly or indirectly, any material part of its income." See Public Service Company of Oklahoma, Pub. Util. Holding Co. Act Rel. No. 2277, 8 S.E.C. 12, 16 (Sept. 5, 1940); Wisconsin Electric Power Company, Pub. Util. Holding Co. Act Rel. No. 8741, 28 S.E.C. 906, 909-911 (Dec. 20, 1948). Hence, the fact that a holding company has, as a subsidiary, a public utility company incorporated and operating in a state other than its own state of incorporation is irrelevant for purposes of determining whether such holding company is entitled to an exemption under Section 3(a)(1) if that out-of-state subsidiary does not contribute "any material part" of the holding company's income. See Washington Railway and Electric Company, Pub. Util. Holding Co. Act Rel. No. 1363, 4 S.E.C. 191, 192-193 (Dec. 15, 1938); Commonwealth Edison
Company, Pub. Util. Holding Co. Act Rel. No. 8331, 28 S.E.C. 172, 173 (June 30,
1948); WPL Holdings, Inc., Pub. Util. Holding Co. Act Rel. No. 24590, 49 S.E.C. 761, 766 (Feb. 26, 1988).

        If, on the other hand, a public utility subsidiary does contribute a "material part" of the holding company's income, then it must be both incorporated in the same state as the holding company and carry on its business "substantially" in that state.

        In NIPSCO, the Commission found that an out-of-state operating utility subsidiary contributing 16.0% to 16.2% of gross operating revenues, and 10.8% to 11.2% of operating margin and 7.1% to 8.7% of utility operating income to the holding company was not material for purposes of Section 3(a)(1). As demonstrated by the charts set forth above, C&T derives a material part of its income from Wellsboro. Regardless of this material income, an order granting the requested exemption may still be granted, if the subsidiary is incorporated in the same state as the holding company and carries on its business "substantially" in that state. Here, Wellsboro and C&T are both incorporated in Pennsylvania and Wellsboro carries on its business "substantially" in Pennsylvania.

                        b. Predominantly and Substantially Intrastate

        In determining whether a company's operations are "predominantly and substantially intrastate in character," the Commission has applied the test on both a consolidated basis, to the holding company, and on a corporate basis to each material subsidiary. In NIPSCO, the Commission found that an out-of-state operating utility subsidiaries contributing 19.2% to 19.8% (or an average of 19.1%) of gross operating revenues, and 13.0% to 13.7% (or an average of 13.2%) of operating margin to the holding company satisfied the predominately and substantially standard for purposes of Section 3(a)(1).

        Both Valley and C&T meet the intrastate test as applied in the NIPSCO precedent. Valley is the only utility subsidiary of C&T that has utility operations outside the Commonwealth of Pennsylvania. Looking at Valley on a standalone basis, for the last five full years of operations, between 14.2% to 17.5% (or a five and one-half year average of 16.3%) of gross operating revenues, and -6.6% to 18.1% (or a five and one-half average of 11.7%) of operating margin were derived from New York utility operations. On a consolidated pro forma basis, during the last three full years of operation (as C&T did not have full year operations prior to 1999), C&T would have derived between 8.4% to 9.4% (or an average of 8.9%) of gross operating revenues and -3.4% to 9.4% (or an average of 4.6%) of operating margin from New York utility operations for the same time period. These ratios fall within the range of ratios found acceptable by the Commission in NIPSCO as noted above, especially when the three and one-half and five and one-half year averages shown in the charts above are taken into account. Again, because of unusual accounting adjustments and business developments in 2001 and year to date 2002, Applicants believe that the average figures represent a more accurate picture of the actual relative size and importance of Valley's Pennsylvania and New York operations. Moreover, these ratios fall well below the percentages of out-of-state utility revenues presented by holding companies claiming exemption under Rule 2, which claims have not been challenged. See, e.g., 1983 Form U- 3A-2 filed by Diversified Energies (File No 69-271) (disclosing 22.4% of utility revenues from out-of-state operations); 1997 Form U-3A-2 filed by LG&E Energy Corporation (disclosing 20.43% out-of-state electric utility sales); 1997 Form U-3A-2 filed by MidAmerican Energy Holdings Company (disclosing 31.98% out-of- state electricity sales and 17.36% out-of-state utility customers); 1998 Form U-3A-2 filed by TNP Enterprises (File No. 69-291) (disclosing 16% of operating revenues from and 22.7% of retail electricity sales to out of state customers, who comprised 19.5% of all electric customers); and 1998 Form U-3A-2 filed by MidAmerican Energy Holdings, Inc. (File No. 69-300) (disclosing 21% of retail gas operating revenues and 12.4% of electric operating revenues from out of state operations and 20.2% of net gas plant and 11.7% of net electric plant located out-of-state); 1999 Form U-3A-1 filed by Southwestern Energy Company (disclosing 24% of utility revenues and retail gas sales from out-of-state). Additionally, as detailed in Item 1(B)(2)(e), Valley's sales and operations are primarily in Pennsylvania with only a small amount attributable to New York.

        In connection with this request, it is important to note that operationally, the Pennsylvania and New York divisions of Valley operate as one integrated system that happens to cross the state line. As the attached map indicates, the village of Waverly in New York is actually an extension over the state border of South Waverly Borough in Pennsylvania, as well as the Sayre and Athens boroughs. The gas system is actually served from one source of gas supply and operates as one integrated system. The gas supply for the New York division comes through the distribution system in Pennsylvania and there are no other major transmission pipelines in close proximity. Valley NY could not operate as a stand only gas distribution utility. Moreover, all employees, administrative offices and operations of Valley are based in the Sayre, Pennsylvania office.

                        c. The Unless and Except Clause

        Under the "unless and except" clause of Section 3(a), the Commission would have the authority to revoke or deny C&T's Section 3(a)(1) exemption if the Commission were to determine that the exemption is "detrimental to the public interest or the interest of investors or consumers." The Commission has rarely invoked this authority, and recent Commission orders granting Section 3 exemptions for combination gas and electric companies indicate that the Commission should not find the proposed Transaction to be detrimental so as to justify invocation of the "unless and except" clause.

        In the past, the Commission has disfavored combination gas and electric systems, even among exempt holding companies. In re Illinois Power Co., Pub. Util. Holding Co. Act Rel. No. 16574, 44 S.E.C. 140 (Jan 2, 1970). Moreover,
Section 11 of the Act restricts combining gas and electric systems in registered holding companies. The Commission has explicitly stated, however, that "this [Section 11] standard is not in terms applicable to an application for exemption under 3(a)(2), since that provision does not require that the system be a single integrated system, but rather that it be predominantly a public-utility company." In re Delmarva Power & Light Co., Pub. Util. Holding Co. Act Rel. No. 19717, 46 S.E.C. 710, 713 (Oct. 19, 1976). The Commission has further noted that "in a number of prior cases, the Commission has held that combination companies may receive an exemption even through they did not meet the single integrated system standard of Section 11(b)(1)." Id. Indeed, the Commission has recognized that while its past effort to further public and consumer interest by keeping electric and gas systems separate may have been "[v]alid and constructive ... in its day, that approach may now be outmoded." Union Elec. Co., Pub. Util. Holding Co. Act Rel. No. 18368, 45 S.E.C. 489, 510 (Apr. 10, 1974), aff'd without opinion sub nom. City of Cape Giradeau v. S.E.C., 521 F.2d 324 (D.C. Cir. 1975).

        As noted above, notwithstanding an applicant's compliance with the objective requirements of Section 3(a)(1), the Commission can deny or condition an exemption, "insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors." In assessing this standard, the Commission has traditionally focused on the presence of state regulation on the theory that federal intervention is unnecessary when state control is adequate. See, e.g., KU Energy Corp., Holding Co. Act Release No. 25409 (Nov. 13, 1991); CIPSCO Inc., Holding Co. Act Release No. 25212 (Sept. 18, 1990). The proposed transaction will not have an adverse effect on the existing electric and gas operations, or on the way that rates are regulated by the relevant state public utility commissions, or the ability of those commissions to effectively regulate the operations of the Applicants.

        The Commission has stated that the "broad and flexible language" of the "unless and except" clause should be read "in a way that makes economic and social sense in the light of contemporary realities." Id. In recent proceedings, the Commission has determined that one of the "contemporary realities" to consider in deciding whether an exemption would be contrary to the public interest is "the protection afforded to investors, consumers, and the public by the existence of vigorous state regulation." WPL Holdings, Inc., Pub. Util. Holding Co. Act Rel. No. 24590, 49 S.E.C. 761, 772 (Feb. 26, 1988). The
Commission has granted exemptions to combination electric and gas companies where it has found that the existence of local and state regulation of the utility industry was sufficient to ensure that the interests of consumers, investors and the public would be protected. This deference to local officials and increased acceptance of combined gas and electric systems were reflected in the 1995 Staff Report. See, e.g., 1995 Staff Report at 74-76. In light of the recommendations and the approach of the 1995 Staff Report, and considering the numerous instances where the Commission has exempted combination companies in the past, the proposed Transaction should not raise any concerns that it is detrimental to interests of consumers, investors or the public. See also Dominion Resources Inc., Pub. Util. Holding Co. Act Rel. No. 24618, 1988 SEC LEXIS 692 (Apr. 5, 1988). These decisions were based on an earlier statement by the Commission that competition in the energy industry is a "question of state policy" and that the conclusions of local officials "should be given weight in determining whether the public interest would in fact be adversely affected...."
In re Northern States Power Co., Pub. Util. Holding Co. Act Rel. No. 12655, 1954 SEC LEXIS 465, *15 (Sept. 16, 1954).

        The proposed transaction is subject to regulatory approval in the state in which C&T and Wellsboro operate, namely the Pa PUC. Moreover, the regulatory bodies will retain jurisdiction over the operations of Wellsboro, Citizens and Valley subsequent to the Transaction. Thus, in this instance, as in prior proceedings where the Commission declined to apply the "unless and except" clause, "the grant of an exemption from the Act would not result in a regulatory gap" and, therefore, would not be detrimental to the public interest. Id. at *20. Rather, the resulting holding company will serve such interest and the interest of consumers by providing a number of economies and efficiencies, similar to the economies and efficiencies upon which the Commission has in the past looked favorably. See, e.g., In re Illinova Corp., Pub. Util. Holding Co. Act Rel. No. 26054, 1994 SEC LEXIS 1532 (May 18, 1994) (granting exemption based upon a application that claimed that the new structure would create efficiencies and economies such as allowing the resulting companies to respond to competitive opportunities in the electric power industry and increasing the financial flexibility of the resulting companies).

        Most significantly, the result of this Transaction will permit Wellsboro, Citizens and Valley to respond more rapidly and effectively to the changing nature of the gas and electric industries in the face of convergence of the electricity and natural gas markets. Moreover, the holding company structure would give Wellsboro, Citizens and Valley greater flexibility to take advantage of the lowest-cost financing opportunities that are specifically designed for their manifestly different utility businesses.

        Accordingly, the Commission should find that sufficient safeguards exist under state law to ensure that no potential adverse consequences will result from the proposed transaction, and that the Applicants are entitled to orders of exemption under Section 3(a)(1) of the Act.

Item 4. REGULATORY APPROVAL

        Set forth below is a summary of the regulatory approval that C&T has obtained or expects to obtain in connection with the Stock Acquisition.

        A. Antitrust

        The Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulation and rules thereunder provide that certain transactions may not be consummated until certain information has been submitted to the DOJ and FTC. C&T need not provide such information because the value of the Stock Acquisition does not meet the threshold for such review.

        B. State Public Utility and Federal Regulation

        No other State or federal regulatory agency, other than those listed below and this commission have jurisdiction over this transaction.

        Pennsylvania: Pursuant to Pennsylvania statute, the transfer to any person or corporation of the assets or stock, including a transfer by sale, of any jurisdictional public utility must be approved by the Pa PUC. The Pa PUC will approve such transfers upon a showing that the merger will affirmatively meet the public interest and will affirmatively promote the service, accommodation, convenience or safety of the public in a substantial way. C&T and Wellsboro applied for Pa PUC approval on May 28, 2003. In addition, the Pa PUC must examine the Transaction in light of market power. The Pa PUC must find that the initiation of service by a new public utility is in the public interest. The Pa PUC approved the Transaction by order dated ____________. See Exhibit No. ___.

        Wellsboro will continue to be regulated by the Pa PUC for operations in Pennsylvania. The Pa PUC ensures safe, reliable and reasonably priced electric, natural gas, water, telephone and transportation service for Pennsylvania consumers, by regulating public utilities and by serving as responsible stewards of competition.

Item 5. PROCEDURE

        The Commission is respectfully requested to issue and publish not later than _________, 2003, the requisite notice under Rule 23 with respect to the filing of the Application, such notice to specify a date not later than ___________, 2003 by which comments may be entered and a date not later than
_________, 2003 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

        It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Stock Acquisition. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's Order and the date on which it is to become effective.

Item 6. EXHIBITS AND FINANCIAL STATEMENTS

        A. EXHIBITS

A-1   Tri-County Articles of Incorporation
A-2   Claverack Articles of Incorporation
A-3   C&T Articles of Incorporation
A-4   Citizens Articles of Incorporation
A-5   Wilderness Articles of Incorporation
A-6   Wellsboro Articles of Incorporation
A-7   Valley Articles of Incorporation
B-1   Asset Sale Agreement
D-1   Pennsylvania Public Utility Commission Application
D-2   Pennsylvania Public Utility Commission Order, dated _____
E-1   Maps of Tri-County, Claverack, Citizens, Wellsboro and Valley Systems
F-1   Opinion of Counsel
F-2   "Past Tense" Opinion of Counsel (to be filed by amendment)
G-1   Proposed Form of Public Notice
H-1   Forecast of Revenues, Assets, Customers and Operating Margins

        B. FINANCIAL STATEMENTS

FS-1 Consolidated Financial Statements of C&T for year ended December 31, 2002 (not filed electronically)

FS-2 Audited Financial Statements of Citizens Electric Company for year ended December 31, 2002 (not filed electronically)

FS-3 Annual Reports of NUI-Valley Cities Gas to Pa PUC for year ended December 31, 2002 (not filed electronically)

FS-4 Annual Reports of NUI-Waverly Gas to New York Public Service Commission ("NYPSC") for year ended December 31, 2002 (not filed electronically)

Item 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

        None of the matters that are the subject of this application and declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this application will not result in changes in the operation of the company that will have an impact on the environment. C&T is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this application.

                                    SIGNATURE

        Pursuant to the requirements of the Act, the undersigned company has duly caused this application and declaration to be signed on its behalf by the undersigned.

                                       C&T Enterprises, Inc.
                                       /s/ William D. DeGrandis
                                       William D. DeGrandis, Esq
                                       Paul, Hastings, Janofsky & Walker, L.L.P.
                                       Tenth Floor
                                       1299 Pennsylvania Ave., N.W.
                                       Washington, D.C. 20004-2400
                                       202-508-9568

                                   EXHIBIT G-1

                       SECURITIES AND EXCHANGE COMMISSION

                             (Release No._________)

    Filings under the Public Utility Holding Company Act of 1935 (the "Act")

                               ____________, 2003

        Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

        Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _________________, to the Secretary, Securities and Exchange Commission, Washington, DC, 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After _________________, the application(s) and/or declaration(s), as filed or as amended, May be granted and/or permitted to become effective.

        C&T Enterprises, Inc. ("C&T"), 1775 Industrial Blvd., Lewisburg, PA 17837; Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), 22 North Main Street, Box 526, Mansfield, PA 16933-0448; Claverack Rural Electric Cooperative, Inc. ("Claverack"), RR 2, Box 17, Wysox, PA 18854; and Wilderness Area Utilities, Inc. ("Wilderness"), P.O. Box 448, 22 North Main Street, Mansfield, PA 16933-0448 have jointly filed an application/ declaration on Form U-1 under Sections 9(a) and 10 of the Act.

        Pursuant to Sections 9(a) and 10 of the Act, C&T requests authorization and approval to acquire all of the stock of Wellsboro Electric Company ("Wellsboro") through the acquisition of the stock of Wilderness, the parent of Wellsboro, and the simultaneous transfer of Wellsboro stock from Wilderness to C&T. The applicants request approval of the acquisition of the stock pursuant to
Section 9(a)(2) of the Act since C&T, Citizens, Wellsboro and Valley Energy ("Valley") will be considered affiliates under the Act once the transaction is consummated. Tri-County and Claverack request that the Commission continue the exemptions previously granted to Tri-County and Claverack as exempt holding companies under Section 3(a)(1) of the Act. C&T requests that the Commission continue to declare C&T an exempt holding company pursuant to Section 3(a)(1) of the Act.

        As a result of the stock acquisition, there will be no change in the ownership interests of either Valley or Citizens. All of the outstanding stock of Valley and Citizens will continue to be owned by C&T. C&T will continue to be a subsidiary of both Tri-County and Claverack. The shareholders of C&T (Claverack and Tri-County) have approved the stock acquisition at their respective shareholder meetings. The Wilderness Board of Directors has also approved the stock acquisition.

        Tri-County serves approximately 17,900 customers in north central Pennsylvania. Tri-County owns 100% of the stock of an exempt holding company, Wilderness, which in turn owns 100% of the stock of Wellsboro. Wellsboro serves approximately 5,700 customers in north central Pennsylvania. Tri-County surrounds Wellsboro's service territory.

        Claverack's service territory is contiguous to that of Tri-County. It serves approximately 17,200 customers in north central and northeastern Pennsylvania. Valley's service territory overlays the borders of where Tri-County and Claverack meet.

        Valley will serve approximately 6,300 customers in northern Pennsylvania and southern New York.

        Citizens serves approximately 6,500 customers in central Pennsylvania in and around the Borough of Lewisburg. It is not contiguous to any other applicant(s)/declarant(s).

        The applicant(s)/declarant(s) intend to continue to operate the electric systems as a fully integrated and coordinated electrical system achieving various economies of scale and efficiencies. C&T has estimated the total dollar value of certain synergies resulting from the transaction to be in excess of $0.25 million per year on an annual basis.

        Applicant(s)/declarant(s) contend that after the acquisition, C&T, Wilderness, Tri-County and Claverack will continue to remain predominantly intrastate (i.e., Pennsylvania) holding companies that will not derive any material part of their income from any out-of-state utility subsidiary and have requested exemption under Section 3(a)(1) from all aspects of the Act except
Section 9(a)(2). Finally, Wellsboro and Citizens shall remain subject to comprehensive regulation by the Pennsylvania Public Utility Commission for all aspects of their operations. Valley shall remain subject to the comprehensive regulation of the Pennsylvania Public Utility Commission and the New York Public Service Commission for all aspects of its respective jurisdictional operations.

        For the Commission, by the Division of Investment Management, under delegated authority.

                                    Name:
                                         -------------------------------
                                    Title:
                                          ------------------------------





                                     Page 3